Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of November 29, 2012

Among

Apple REIT Six, Inc.,

BRE Select Hotels Holdings LP

and

BRE Select Hotels Corp

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TABLE OF CONTENTS
(continued)

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EXHIBITS AND SCHEDULES

Exhibit A	Voting Agreement
Exhibit B	Plan of Merger
Exhibit C	Form of Certificate of Designations
Exhibit D	Form of Opinion of McGuireWoods LLP
Exhibit E	Form of Company Officer’s Certificate
Exhibit F	Form of FIRPTA Certificate
Exhibit G	Form of Membership Interest Purchase Agreement

Schedule A	Knowledge of the Buyer
Schedule 5.14	Surviving Corporation Organizational Documents
Company Disclosure Letter

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          AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of November 29, 2012, among Apple REIT Six, Inc., a Virginia corporation (the “Company”), BRE Select Hotels Holdings LP, a Delaware limited partnership (“Buyer”), and BRE Select Hotels Corp, a Delaware corporation and a wholly-owned subsidiary of Buyer (“Acquisition Sub”). Buyer, Acquisition Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

          The Board of Directors of the Company has determined that it is advisable and in the best interest of the Company and its shareholders to consummate the transactions described herein, pursuant to which the Company will merge with and into Acquisition Sub and Acquisition Sub will be the surviving corporation in such merger and each issued and outstanding share of capital stock of the Company will be converted into the right to receive cash and preferred stock in the Surviving Corporation as provided herein.

          As an inducement to Buyer to enter this Agreement, Glade M. Knight, the owner of the Series B Convertible Shares, has entered into a voting agreement (the “Voting Agreement”) attached hereto as Exhibit A, pursuant to which Glade M. Knight has agreed, among other things, to vote the Series B Convertible Shares held by him to approve this Agreement and the Contemplated Transactions.

          As an inducement to the Company to enter into this Agreement, Blackstone Real Estate Partners VII L.P. (the “Guarantor”) is entering into a limited guaranty with the Company (the “Limited Guaranty”), pursuant to which the Guarantor is guaranteeing certain obligations of Buyer and Acquisition Sub under this Agreement.

          NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I
THE MERGER

          Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Virginia Stock Corporation Act (the “VSCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), the Company shall be merged (the “Merger”) with and into Acquisition Sub at the Effective Time (as defined herein) in accordance with this Agreement and the Plan of Merger (the “Plan of Merger”) attached hereto as Exhibit B. Following the Merger, the separate corporate existence of the Company shall cease and Acquisition Sub shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of the Company in accordance with the VSCA and the DGCL.

          Section 1.2. Closing. The closing of the Merger (the “Closing”) will take place at a mutually agreeable time and place on the third Business Day (or such other Business Day as may be agreed by the Parties) after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions which by their terms are required to be satisfied or, if permissible, waived at the Closing) (the “Closing Date”).

          Section 1.3. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VI, the Parties shall file, with the State Corporation Commission of the Commonwealth of Virginia, the articles of merger (the “Articles of Merger”) executed in accordance with Section 13.1-720 of the VSCA and, with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with Section 252 of the DGCL, and shall make all other filings or recordings required under the VSCA and the DGCL, respectively, to effect the Merger. The Merger shall become effective at such time as the certificate of merger for the Merger has been issued by the State Corporation Commission of the Commonwealth of Virginia and the Certificate of Merger has been filed with the Secretary of State of the State of Delaware, or at such later time as Acquisition Sub and the Company shall agree and specify in the Articles of Merger and the Certificate of Merger (the time and the day the Merger becomes effective being the “Effective Time”), it being understood that the Parties shall cause the Effective Time to occur on the Closing Date.

          Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in the VSCA and the DGCL.

          Section 1.5. Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of Acquisition Sub, in each case as in effect immediately prior to the Effective Time, shall become the certificate of incorporation and bylaws of the Surviving Corporation as of the Effective Time.

          Section 1.6. Directors. The directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

          Section 1.7. Officers. The officers of Acquisition Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

          Section 2.1. Effect on Capital Stock.

                    (a) By virtue of the Merger and without any action on the part of the holder of any outstanding capital stock of the Company, at the Effective Time:

                    (i) subject to Sections 2.1(c) and 2.1(e), each Share (other than Shares which are Dissenting Shares (as defined herein)) shall be converted into the right to receive (A) $9.20 in cash per Share without any interest thereon (the “Cash Consideration”) and (B) one validly issued, fully paid and non-assessable share of 7% Series A Cumulative Redeemable Preferred Stock of the Surviving Corporation (“Surviving Corporation Preferred Stock”) (each having a liquidation preference of $1.90 per share) and with the terms set forth in the Certificate of Designations therefor set forth in Exhibit C hereto (the

“Equity Consideration,” and together with the Cash Consideration, the “Merger Consideration”); and

(ii) all such Shares shall no longer be outstanding and shall automatically be cancelled and retired.

                    (b) By virtue of the Merger and without any further action on the part of the Surviving Corporation, the Company or any holder of any option to purchase Units outstanding under the Stock Incentive Plans or otherwise (each a “Company Option”), each Company Option that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall, at the Effective Time, unless previously agreed to in writing by Buyer and the holder of such Company Option, be cancelled and converted into the right to receive, in full satisfaction of the rights of such holder with respect thereto:

(i) an amount (rounded down to the nearest whole cent) in cash, without interest, equal to the product of (x) 82.883%, multiplied by (y) the Aggregate Option Payment Value, and

                    (ii) subject to Sections 2.1(c) and 2.1(e) below, a number of shares of Surviving Corporation Preferred Stock equal to the quotient of (x) an amount (rounded down to the nearest whole cent) equal to the product of (A) 17.117%, multiplied by (B) the Aggregate Option Payment Value, divided by (y) $1.90.

For the purposes of this Agreement, “Aggregate Option Payment Value” shall mean an amount equal to the product of (I) the number of Units subject to such Company Option, multiplied by (II) the excess, if any, of (1) $11.10 over (2) the exercise price per Unit subject to such Company Option.

                    (c) No fractional shares of Surviving Corporation Preferred Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Shares who would otherwise be entitled to receive a fraction of a share of Surviving Corporation Preferred Stock (after aggregating all fractional shares of Surviving Corporation Preferred Stock issuable to such holder), in lieu of such fraction of a share and upon surrender of such holder’s Shares, shall be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by $1.90.

                    (d) By virtue of the Merger and without any action on the part of the holder thereof, at the Effective Time, each share of common stock, $0.01 par value, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as a validly issued, fully paid and nonassessable common share, $0.01 par value, of the Surviving Corporation.

                    (e) In the event that the Company shall declare, set aside or make or pay any dividends or distributions (whether in cash, stock, property or otherwise) in respect of any Shares, including for the purpose of maintaining its qualification as a REIT, the Cash Consideration shall be reduced by the per share amount of such dividend or distribution.

          Section 2.2. Exchange Procedures.

                    (a) Exchange Agent. Prior to the Effective Time, Buyer shall enter into an Exchange Agent Agreement, in form and otherwise reasonably satisfactory to the Company, with a bank or trust company selected by Buyer with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Exchange Agent”), pursuant to which the Exchange Agent shall act as paying agent and exchange agent for the payment of the Merger Consideration for the issued and outstanding Shares.

                    (b) Provision of Shares. Buyer shall provide to the Exchange Agent on or before the Effective Time, for the benefit of the holders of Shares, (i) sufficient cash to be paid for the aggregate Cash Consideration and cash in lieu of fractional shares of Surviving Corporation Preferred Stock pursuant to Section 2.1 (such cash being hereinafter referred to as the “Surviving Corporation Fund”) and (ii) evidence of shares of Surviving Corporation Preferred Stock in book-entry form (and/or certificates representing such shares of Surviving Corporation Preferred Stock, at Buyer’s election) issuable pursuant to Section 2.1.

                    (c) Exchange Procedures. Prior to the Effective Time, the Company shall mail to each holder of record of outstanding Shares a letter of transmittal (which shall be in a form and have such other provisions as Buyer and the Company may reasonably agree prior to the Effective Time) to be used for surrendering Shares for payment of the Merger Consideration.

                    (d) No Further Ownership Rights in the Company Capital Stock. The Merger Consideration paid upon surrender of each Share in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Shares, subject, however, to the obligation of the Surviving Corporation to pay, without interest and not more than 60 days following the Effective Time, any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time and have not been paid prior to such surrender, and there shall be no further registration of transfers on the stock transfer books of the Company of Shares which were outstanding immediately prior to the Effective Time.

                    (e) No Liability. None of Buyer, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Merger Consideration delivered to the Exchange Agent pursuant to this Agreement that remains unclaimed for 12 months after the Effective Time shall be redelivered by the Exchange Agent to Buyer, upon demand, and any holders of Shares which have not been surrendered as contemplated by this Section 2.2 shall thereafter look only to the Surviving Corporation for delivery of the Merger Consideration and any distributions with respect to Surviving Corporation Preferred Stock, in each case without interest thereon, subject to applicable abandoned property, escheat and other similar laws. Any portion of the Surviving Corporation Fund remaining unclaimed by holders of Shares as of the date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of Buyer, the Company, the Exchange Agent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or any Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar law.

                    (f) Withholding Rights. Each of Buyer, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted and withheld therefrom with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to such Person.

                    (g) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, holders of Shares that were issued and outstanding immediately prior to the Effective Time who have properly exercised, perfected and not subsequently withdrawn or lost their appraisal rights with respect thereto in accordance with Article 15 of the VSCA (the “Dissenting Shares”) shall not have any of such Shares converted into the right to receive, or become exchangeable for, the Merger Consideration. The holders of such Shares shall be entitled to receive payment of the fair value of such Shares in accordance with the provisions of such Article 15 of the VSCA unless and until such holders fail to perfect or shall have effectively withdrawn or lost their appraisal rights under Article 15 of the VSCA. If, after the Effective Time, any such holder fails to perfect or shall have effectively withdrawn or lost such right, each of such holder’s Shares shall thereupon be treated as if it had been converted into the right to receive, and become exchangeable for, at the Effective Time, the Merger Consideration, without interest thereon, as provided in Section 2.1 hereof. Buyer shall cause the Surviving Corporation to make all payments required to be made under such Article 15 of the VSCA in respect of Dissenting Shares. The Company shall give Buyer and Acquisition Sub (i) prompt notice of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments relating to a shareholder’s assertion of rights of appraisal and received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the VSCA. The Company shall not, except with the prior written consent of Acquisition Sub, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

                    (h) Purchase Price Allocation. Any time prior to ninety days after the Closing, the Surviving Corporation shall prepare a schedule allocating the Merger Consideration (including assumed liabilities) among the assets of the Company in accordance with Section 1060 of the Code and the regulations thereunder. The Parties agree not to take any position inconsistent with such schedule for Tax reporting purposes.

                    (i) Tax Reporting. To the extent that the Company has a net capital gain for its taxable year ending on the Closing Date, it will to the extent the Company or its successor determines it to be legally permissible and pursuant to Section 857(b)(3)(C) of the Code designate as capital gain dividends the dividends that it pays during that year, the dividends that Section 858 of the Code deems it to pay during that year, or deficiency dividends under Section 860 of the Code that it pays for that year.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

          Section 3.1. Representations and Warranties of the Company. The Company represents and warrants to Buyer that, except as set forth or contained in the corresponding sections or subsections of the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent):

                    (a) Organization, Standing and Corporate Power of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of Virginia and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operations or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a Company Material Adverse Effect. No dissolution, revocation or forfeiture proceedings regarding the Company or any of its Subsidiaries have been commenced and neither the Company nor any of its Subsidiaries is in violation of any of the Organizational Documents in any material respects.

                    (b) The Company’s Subsidiaries. Schedule 3.1(b) to the Company Disclosure Letter sets forth each of the Company’s Subsidiaries and its respective jurisdiction of formation, a list of each jurisdiction in which each such Subsidiary is qualified or licensed to do business, and the ownership interest therein of the Company. All the outstanding shares of capital stock of each of the Company’s Subsidiaries that is a corporation have been validly issued, are fully paid and nonassessable and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”). All equity interests in each of the Company’s Subsidiaries that is a partnership or limited liability company are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens. Each of the Company’s Subsidiaries that is a corporation is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and each of the Company’s Subsidiaries that is a partnership or limited liability company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and carry on its business as now being conducted. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a Company Material Adverse Effect. Except for interests in the Company’s Subsidiaries, neither the Company nor any of the Company’s Subsidiaries owns directly or indirectly any capital stock or other equity interest in any Person.

                    (c) Capital Structure. The authorized capital stock of the Company consists of 200,000,000 common shares, no par value (the “Common Shares”), 200,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares” and together with the Common Shares, the “Units”), 240,000 Series B Convertible Preferred Shares, no par value (the “Series B Convertible Shares”) and 15,000,000 other preferred shares (the “Other Preferred Shares”). On the date hereof, (i) 91,226,580 Common Shares, 91,226,580 Series A Preferred Shares, 240,000 Series B Convertible Shares and no Other Preferred Shares were issued and outstanding, (ii) 5,048,747 Units were available for issuance under the Stock Incentive Plans, and (iii) 580,116 Units were reserved for issuance upon exercise of outstanding Company Options. The 240,000 outstanding Series B Convertible Shares are convertible into a total of 5,801,050 Common Shares for a total of 97,027,630 Shares outstanding. Schedule 3.1(c) to the Company Disclosure Letter is a true, correct and complete list, as of the date hereof, of all outstanding Company Options, the number of Units subject to each such Company Option, and the exercise price, date of grant and the names and addresses of holders thereof. On the date of this Agreement, except as set forth above in this Section 3.1(c), no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and upon issuance of any Shares in accordance with the terms of the Stock Incentive Plans or conversion of any Series B Convertible Shares, such Shares will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any preemptive right, purchase option, right of first refusal or any other similar right or subject to any Liens. Except (A) for the Series A Preferred Shares, the Series B Convertible Shares and the Company Options and (B) as otherwise permitted under Section 4.1, there are no outstanding securities, options, stock appreciation rights, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which such entity is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All dividends or distributions on securities of the Company or any of its Subsidiaries that have been declared or authorized prior to the date of this Agreement have been paid in full. None of the Company or any of its Subsidiaries has outstanding any bonds, debentures, notes, or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. There are no Contracts to which the Company or any of its Subsidiaries is a party with respect to the transfer, voting or registration of any Shares or Series B Convertible Shares. As of the date of this Agreement, the only outstanding indebtedness of the Company or its Subsidiaries for borrowed money is (i) $26,270,000 under the Line of Credit Agreement, (ii) $18,271,000 under the Fort Worth Note and (iii) $5,724,000 under the Hillsboro Note. The Company does not have a “poison pill” or similar shareholder rights plan.

                    (d) Authority; Noncontravention; Consents.

                    (i) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to approval of the this Agreement, including the Plan of Merger, by the affirmative vote, in each case as a separate voting group, of (A) a majority of the outstanding Common Shares, (B) more than two-thirds of the outstanding Series A Preferred Shares, and (C) more than two-thirds of the outstanding Series B Convertible Shares (the “Company Shareholder Approval”), to consummate the Merger and the other Contemplated Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate such transactions, subject to receipt of the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, whether considered in a proceeding at law or in equity.

                    (ii) The Board of Directors of the Company has (A) unanimously adopted this Agreement (including the Plan of Merger), approved the Merger and the other Contemplated Transactions and adopted a resolution recommending that this Agreement be approved by the shareholders of the Company (the “Company Recommendation”) and (B) directed that this Agreement be submitted to the shareholders of the Company for their approval at a shareholders meeting duly called and held for such purpose. The Board of Directors of the Company has received an opinion from Wells Fargo Securities, LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Shares (other than holders of Shares entering into the Voting Agreement and their respective Affiliates) is fair, from a financial point of view, to such holders. The Company will make available to Buyer, solely for informational purposes, a complete and correct copy of such opinion promptly after receipt thereof by the Board of Directors of the Company.

                    (iii) The execution and delivery of this Agreement by the Company do not, and the consummation of the Contemplated Transactions and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration or other rights or obligations or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company’s Subsidiaries under (A) the Organizational Documents of the Company or any Subsidiary of the Company, (B) except as set forth on Schedule 3.1(d)(iii) to the Company Disclosure Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease, management agreement, franchise agreement, license agreement or other Contract applicable to the Company or any of its Subsidiaries or their respective properties or assets (it being understood that no representation is being given as to whether the Surviving Corporation or any Subsidiary will be in compliance with any financial covenants contained therein following the Merger) or (C) subject to the governmental filings and other matters referred to in clause (iv) of this Section 3.1(d), any Applicable Laws, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights, obligations, losses or Liens that, individually or in the aggregate, would not reasonably be expected to prevent or delay in any material respect the consummation of the Contemplated Transactions or otherwise prevent the Company from performing its obligations under this Agreement in any material respect or have, individually or in the aggregate, a Company Material Adverse Effect.

                    (iv) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution or delivery of this Agreement by the Company or the consummation by the Company of any of the Contemplated Transactions, except for (A) the filings with the Securities and Exchange Commission (the “SEC”) of (1) the Proxy Statement/Prospectus, and (2) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other Contemplated Transactions, (B) the filing of the Articles of Merger with, and the issuance of a certificate of merger by, the State Corporation Commission of the Commonwealth of Virginia, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (D) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to prevent or delay in any material respect the consummation of the Contemplated Transactions or otherwise prevent the Company from performing its obligations under this Agreement in any material respect or have, individually or in the aggregate, a Company Material Adverse Effect.

(e) SEC Documents; Financial Statements.

                    (i) The Company has filed or furnished, as applicable, all reports, schedules, forms, statements, certifications and other documents required to be filed or furnished by the Company with the SEC since January 1, 2009 (the reports, schedules, forms, statements, certifications and other documents filed or furnished since January 1, 2009 and those filed or furnished subsequent to the date hereof, including any amendments, the “Company SEC Documents”). All of the Company SEC Documents (other than preliminary materials), as of their respective date of filing or being furnished were prepared in accordance with and complied, or, if not yet filed or furnished, will be prepared in accordance with and comply, in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents at the time of filing or being furnished (or, if amended prior to the date hereof, as of the date of such amendment) contained, and any Company SEC Documents filed with or furnished to the SEC subsequent to the date hereof, at the time of filing or being furnished, will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company does not have any outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service. The Company has made available to Buyer complete and correct copies of all written correspondence between the SEC, on the one hand, and the Company and its Subsidiaries, on the other hand, since January 1, 2009. At all applicable times, the Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and rules and regulations promulgated thereunder, as amended from time to time.

                    (ii) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its Subsidiaries included in or incorporated by reference into the Company SEC Documents (including, in each case, the related notes and schedules thereto) (A) complied as to form or, in the case of Company SEC Documents filed after the date hereof, will comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including, without limitation, Regulation S-X), (B) were prepared or, in the case of Company SEC Documents filed after the date hereof, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited interim financial statements, as permitted by Forms 10-Q or 8-K of the SEC) applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), and (C) fairly presented or, in the case of Company SEC Documents filed after the date hereof, will fairly present, in accordance with the applicable requirements of GAAP, the consolidated financial position, results of operations and cash flows, as the case may be, of the Company and its Subsidiaries as of the dates thereof and for the periods set forth therein (subject, in the case of unaudited interim financial statements, to the absence of notes and normal year-end adjustments none of which is expected to be material). Except for Apple Air Holding, LLC, the Company has no Subsidiary which is not consolidated for accounting purposes.

                    (iii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries other than liabilities and obligations (A) reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto) as of September 30, 2012 in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2012, (B) incurred in connection with this Agreement or (C) that, individually or in the aggregate, would not have a Company Material Adverse Effect.

                    (f) Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed at least two Business Days prior to the date of this Agreement, since December 31, 2011 (the “Company Financial Statement Date”) and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and there has not been (i) any circumstance, effect, event, development or change that, individually or in the aggregate, with all other circumstances, effects, events, developments or changes, has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) except for regular monthly distributions (in the case of the Company)

not in excess of $0.066 per Share with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any outstanding security of the Company or any of its Subsidiaries, (iii) any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of its capital stock or any issuance of an ownership interest in, any of the Company’s Subsidiaries, (iv) any issuance of Company Options or restricted shares of the capital stock of the Company, (v) any amendment of any term of any outstanding security of the Company or any of its Subsidiaries, (vi) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other equity interests or securities of the Company or any of its Subsidiaries, (vii) any damage, destruction to or loss of Company Property not covered by insurance, that has or would have a Company Material Adverse Effect, (viii) any change in accounting methods, principles or practices or any change in any tax method or election by the Company or any of its Subsidiaries materially affecting its or its Subsidiaries’ assets, liabilities or business, except insofar as required by a change in GAAP or regulatory accounting principles, (ix) the entering into or any amendment of any employment, consulting, severance, retention or any other agreement between the Company and any officer or director of the Company, (x) any material incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness, (xi) any creation or assumption by the Company or any of its Subsidiaries of any Lien in an amount, individually or in the aggregate, in excess of $100,000 on any asset, or (xii) any material commitment or capital expenditure (outside the CapEx Budget) by the Company or any of its Subsidiaries.

                    (g) Litigation. Except as disclosed in the Company SEC Documents filed at least two Business Days prior to the date of this Agreement, except for shareholder or derivative litigation that may be brought relating to this Agreement or the Contemplated Transactions or the events leading up to this Agreement and other than personal injury and other routine tort litigation arising from the ordinary course of operations of the Company and its Subsidiaries which is covered by adequate insurance, there is no suit, action, claim, arbitration, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against or affecting (i) the Company or any of its Subsidiaries or any asset of the Company or any of its Subsidiaries or (ii) any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable, that, in each case, individually or in the aggregate, could reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent the consummation of the Merger or any of the other Contemplated Transactions, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect. Other than pursuant to the Organizational Documents, no Contract between the Company or any of its Subsidiaries, on the one hand, and any current or former director, officer, employee or shareholder (or equivalent interest holder) of the Company or any of its Subsidiaries, on the other hand, exists that provides for indemnification.

                    (h) Taxes.

(i) Each of the Company and each of its Subsidiaries have timely filed all material Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so). Each such Tax Return is true, correct and complete in all material respects. The Company and each of its Subsidiaries have paid (or the Company has paid on their behalf), within the time and manner prescribed by Law, all material Taxes (as defined herein) due. For purposes of this Agreement, “Taxes” shall mean any federal, state, local or foreign income, gross receipts, license, employment, payroll, withholding, property, sales, excise or other tax or governmental charges of any nature whatsoever, together with any penalties, interest or additions thereto and “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

                    (ii) The Company (A) for all of its taxable years commencing with the year ending December 31, 2004 through the most recent December 31, has been subject to taxation as a real estate investment trust (“REIT”) under the Code within the meaning of Section 856 of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, in such a manner as to qualify as a REIT for its tax year that includes the Closing Date, and (C) has not taken or omitted to take any action which could reasonably be expected to result in a challenge to its status as a REIT, and, to the Knowledge of the Company, no such challenge is pending or threatened. Each of the Company’s Subsidiaries which is a partnership (or disregarded entity) or that files Tax Returns as a partnership for federal income tax purposes has, since inception, been classified for federal income tax purposes as a partnership (or disregarded entity) and not as a corporation or as an association taxable as a corporation. None of the Company’s Subsidiaries is taxable as a corporation for U.S. federal income tax purposes, other than a corporation that is a TRS.

(iii) Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to Treasury Regulations Section 1.337(d)-7.

                    (iv) Neither the Company nor any of its Subsidiaries is a party to any pending action or proceeding by any Governmental Entity for assessment or collection of (A) Taxes measured by net or gross income or (B) except in the Ordinary Course of Business, any other Taxes, and no claim for assessment or collection of Taxes has been asserted against it.

(v) The Company does not have any earnings and profits attributable to the Company or any other corporation for any non-REIT year within the meaning of Section 857 of the Code.

                    (vi) Neither the Company nor any of its Subsidiaries has made any payments, or is obligated to make any payments, or are parties to an agreement that could obligate them to make any payments that will not be deductible under Section 280G of the Code with respect to any taxable year for which Tax Returns have not been filed.

(vii) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than with respect to Taxes not yet due and payable.

                    (viii) No examination or audit of any Tax Return relating to any Taxes of the Company or any of its Subsidiaries or with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period. No written claim has ever been received from any Governmental Entity located in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that such Company or Subsidiary is or may be subject to taxation by that jurisdiction.

                    (ix) No power of attorney granted by or with respect to the Company or any of its Subsidiaries relating to Taxes is currently in force. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has requested a private letter ruling from the IRS or any comparable rulings from other tax authorities.

                    (x) Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than the group of which a Subsidiary of the Company is currently a member and the common parent of which is a TRS of the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

                    (xi) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any tax allocation or sharing agreement or similar contract or arrangement, any Tax Protection Agreement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person. As used herein, “Tax Protection Agreements” shall mean any agreement pursuant to which: (a) any liability to partners of any Subsidiary of the Company or to any transferors of property to the Company or any of its Subsidiaries relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement or (b) the Company or any of its Subsidiaries has agreed to (i) maintain a minimum level of debt or continue a particular debt or allocate a certain amount of debt to a particular partner or allow particular partners to guarantee such debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, or (iv) only dispose of assets in a particular manner.

                    (xii) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(xiii) Neither the Company nor any of its Subsidiaries has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

                    (i) No Loans or Payments to Employees, Officers or Directors. There is no (i) loan outstanding from or to any employee, officer or director of the Company or any of its Subsidiaries, (ii) employment or severance contract or other arrangement with respect to severance with respect to any employee, officer or director of the Company or any of its Subsidiaries, or (iii) any agreement to appoint or nominate any Person as a director of the Company.

                    (j) Brokers. No broker, investment banker, financial advisor or other Person, other than Wells Fargo Securities, LLC, the fees and expenses of which, as set forth in a letter agreement between the Company and Wells Fargo Securities, LLC, have previously been disclosed to Buyer, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

(k) Permits; Compliance with Laws.

                    (i) The Company, its Subsidiaries or the management companies for the Company Properties own and/or possess all franchises, grants, easements, consents, certifications, clearances, permits, licenses (including liquor licenses), variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities necessary for it to own, lease and operate the Company Properties and assets and to carry on its business as it is now being conducted (the “Permits”), except where the failure to have such Permits would not have a Company Material Adverse Effect. Each of the Company, its Subsidiaries and, to the Knowledge of the Company, the management companies referred to above is, and since January 1, 2009, has been, in compliance in all material respects with the terms of the Permits. All such Permits are in full force and effect. None of the Company or any of its Subsidiaries has received notice that any suspension, modification or revocation of any of the Permits is pending or, to the Knowledge of the Company, threatened nor, to the Knowledge of the Company, do grounds exist for any such action except for such suspensions, modifications or revocations as would not have a Company Material Adverse Effect.

                    (ii) Except as disclosed in the Company SEC Documents filed at least two Business Days prior to the date of this Agreement, neither the Company nor any of the Company’s Subsidiaries has violated or failed to comply with any Permit or any Applicable Law of any Governmental Entity applicable to its business, properties or operations, except for violations and failures to comply that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

                    (iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any director, officer, agent or employee of the Company or any of its Subsidiaries, has (A) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (B) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (C) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

(l) Contracts; Debt Instruments.

                    (i) Schedule 3.1(l)(i) to the Company Disclosure Letter contains a list of the following Contracts the Company or any of the Company’s Subsidiaries is party thereto or by which any Company Property, the Company, any of the Company’s Subsidiaries or any of their respective properties or assets are bound as of the date hereof:

(A) any lease of personal property with third parties other than the Company or any of the Company’s Subsidiaries, providing for annual rentals of $500,000 or more;

          (B) Other than the Lease Documents (defined below) any lease, sublease, license or occupancy agreement of real property with third parties other than the Company or any of the Company’s Subsidiaries, providing for annual rentals of $500,000 or more;

          (C) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable without penalty on thirty (30) days’ notice by the Company or any of the Company’s Subsidiaries and that provides for or is reasonably likely to require either (x) annual payments from the Company and the Company’s Subsidiaries of $250,000 or more, or (y) aggregate payments from the Company and the Company’s Subsidiaries of $500,000 or more;

          (D) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture which is not a wholly-owned Subsidiary of the Company;

          (E) any Contract under which indebtedness for borrowed money is outstanding or may be incurred or that provides for a guarantee of the obligations of any Person or pursuant to which any property or asset of the Company or any of its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of indebtedness or the incurrence of Liens or restricting the payment of dividends or the transfer of any Company Property;

(F) any Contract currently required to be filed as an exhibit to the Company’s Annual Report on Form 10–K pursuant to Item 601(b)(10) of Regulation S–K under the Securities Act;

          (G) any Contract that purports to limit in any respect the right of the Company or the Company’s Subsidiaries (1) to engage in any line of business, or (2) to compete with any Person or operate in any location;

          (H) any Contract providing for the sale or exchange of, or option, right of first refusal or offer, or similar right, to sell or exchange, any Company Property, or for the purchase or exchange of, or option, right of first refusal or offer, or similar right to purchase or exchange, any real estate entered into in the past two years or in respect of which the applicable transaction had not been consummated or the option or right remains outstanding;

          (I) any Contract entered into in the past two years or in respect of which the applicable transaction had not been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (H) of this Section 3.1(l)(i)) or capital stock or other equity interests of another Person for aggregate consideration in excess of $250,000, in each case other than in the Ordinary Course of Business;

(J) other than the Management Agreement Documents, any Contract pursuant to which the Company, any of its Subsidiaries or any other Person manages any real property;

          (K) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Company Properties, under which the Company or any of its Company’s Subsidiaries has, or expects to incur, an obligation in excess of $500,000 in the aggregate that has not been satisfied as of the date hereof;

          (L) any Contract to which the Company or any of its Subsidiaries has continuing indemnification or purchase price obligations or potential liability under any purchase price adjustment that, in each case could reasonably be expected to result in future payments of more than $250,000 or any Contract relating to the settlement or proposed settlement of any suit, action, claim, hearing, arbitration, investigation or other proceeding, which involves the issuance of equity securities or the payment of any cash or other consideration, in any such case, having a value of more than $250,000;

          (M) any Contract that provides for any unpaid settlement or proposed settlement of any suit, action, claim, hearing, arbitration, investigation or other proceeding in which the amount to be paid in settlement is in excess of $250,000;

(N) any license, royalty or other Contract concerning Intellectual Property which is material to the Company and its Subsidiaries;

          (O) any Contract that is material to the Company and its Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring the Company or any of its Subsidiaries to offer a Person any terms or conditions that are at least as favorable as those offered to any other Person;

(P) any advertising or other promotional Contract providing for payment by the Company or any of its Subsidiaries of $250,000 or more; and

          (Q) any Contract (other than Contracts referenced in clauses (A) through (P) of this Section 3.1(l)(i)) which by its terms calls for payments by or liability of the Company or any of its Subsidiaries in excess of $500,000 other than any Contract under this clause (Q) that, by its terms, is terminable within 90 days of this Agreement (without termination fee or penalty). The Contracts required to be identified on Schedule 3.1(l)(i) to the Company Disclosure Letter, the Lease Documents, Franchise Agreements and the Management Agreement Documents, in each case together with all exhibits and schedules thereto being, the “Material Contracts.”

                    (ii) Except for such breaches and defaults as, individually or in the aggregate, would not result in a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract, (B) none of the Company or any of the Company’s Subsidiaries has received any claim of default under any such Material Contract in the two years preceding the date of this Agreement, and (C) no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Company has made available to Buyer true, correct and complete copies of all Material Contracts, including any amendments or supplements thereto.

                    (iii) Schedule 3.1(l)(iii) to the Company Disclosure Letter contains a complete and correct list of all Contracts, transactions and liabilities between the Company or any of its Subsidiaries, on the one hand, and (A) any current or former officer or director of the Company or any of its Subsidiaries, (B) any holder of more than 1% of any class of shares of capital stock of the Company, (C) any associate (as defined in Rule 12b-2 under the Exchange Act) or Affiliate of any such officer, director or holder (other than any such Affiliate that is the Company or a Subsidiary of the Company), on the other hand (collectively, the “Related Party Transactions”). None of (x) the current or former officers or directors of the Company or any of its Subsidiaries, (y) the holders of more than 1% of any class of shares of capital stock of the Company, or (z) the associates (as defined in Rule 12b-2 under the Exchange Act) or Affiliates of such officer, director or holder (other than any such Affiliate that is the Company or a Subsidiary of the Company) (1) owes any amount to the Company or any of its Subsidiaries (nor does the Company or any of its Subsidiaries owe any amount to, or has the Company or any of its Subsidiaries committed to make any loan or extend or guarantee credit to, or for the benefit of, any such officer, director or holder or any such associate or Affiliate thereof); (2) owns any property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries; (3) has any cause of action against the Company or any of its Subsidiaries; (4) controls or is a director or officer of any Person which is a competitor, material supplier, material customer, landlord or tenant of the Company or any of its Subsidiaries.

                    (m) Environmental Matters. Except as disclosed in the environmental audits/reports listed in Schedule 3.1(m) to the Company Disclosure Letter: (i) the Company and each of its Subsidiaries have obtained all Permits from Governmental Entities which are required in respect of its business, operations, assets or properties under any applicable Environmental Law; (ii) the Company and each of its Subsidiaries are in compliance in all respects with the terms and conditions of all such Permits and with any Applicable Laws relating to human health, safety or protection of the environment (“Environmental Laws”), except for violations and failures to comply which would not, individually or in the aggregate, have a Company Material Adverse Effect; (iii) neither the Company nor any of its Subsidiaries has been notified in writing that it is in violation of any Environmental Law or a potentially responsible party, under CERCLA or any other Environmental Law and to the Knowledge of the Company, no such notice is threatened; (iv) there has been no release or threatened release by the Company or any of its Subsidiaries of, and to the Knowledge of the Company, no other Person has released, any Hazardous Substance from, to, about or on, the real property or facilities currently or formerly owned, operated or leased by the Company or any Subsidiary, in any case under conditions or circumstances that could reasonably be expected to result in liability to or otherwise adversely affect the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect and (v) neither the Company nor any of its Subsidiaries has entered into or agreed to any consent decree or order or is subject to any outstanding judgment, decree or judicial order relating to compliance with Environmental Laws or Permits thereunder or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances with any Governmental Entity and no investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened or contemplated with respect thereto. For purposes of this Agreement, “Hazardous Substance” shall mean (i) any element, pollutant, contaminant, waste, compound, substance or material of any nature whatsoever (including, without limitation, any product) that is listed, classified or regulated pursuant to any Environmental Law or the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law, including, without limitation, any petroleum product, by-product or additive, asbestos, asbestos-containing material, polychlorinated biphenyls, ureaformaldehyde insulation, radioactive materials (including radon), volatile organic compound, petroleum or petroleum products (including crude oil and any fraction thereof) or hazardous air pollutant or (ii) any other substance that could reasonably be expected to result in liability under any Environmental Law. The Company has made available to Buyer true, correct and complete copies of all environmental reports and audits that are within its or its Subsidiaries’ possession or control, and to the Knowledge of the Company, no other environmental reports or audits exist that have been delivered to the Company or any of its Subsidiaries by any environmental consultant retained by the Company or any of its Subsidiaries with respect to the Company, any of its Subsidiaries or any Company Property.

                    (n) The Company Properties.

                    (i) Schedule 3.1(n)(i) to the Company Disclosure Letter lists each hotel (collectively, the “Owned Hotels”) and other parcels of real property currently owned by the Company or any of its Subsidiaries, and sets forth the Company or applicable Subsidiary of the Company owning such property (collectively with the Owned Hotels, the “Owned Real Properties”; the Owned Real Properties, together with the Leased Properties, collectively, the “Company Properties”). The Company has made available to Buyer legal descriptions of each parcel of real property comprising the Owned Real Properties. Except as disclosed in the title insurance policies and reports referenced in Schedule 3.1(n)(i) of the Company Disclosure Letter and as otherwise set forth on such schedule, but only to the extent the documents and surveys referenced in such policies and reports were made available for review to Buyer: (A) the Company or the Company’s Subsidiary set forth on Schedule 3.1(n)(i) owns fee simple title to each of the Owned Real Properties, free and clear of Liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”) except for (1) Encumbrances securing indebtedness disclosed in the consolidated balance sheets included in the Company SEC Documents filed at least two Business Days prior to the date of this Agreement, (2) mechanics and materialmen’s liens for amounts incurred in the Ordinary Course of Business for construction in progress and which are not yet due and payable, (3) Encumbrances for Taxes not yet due and payable or which are being contested in good faith and for which the Company has made adequate provision in accordance with GAAP, (4) easements, (5) rights of way, (6) restrictive covenants, (7) Liens, mortgages or deeds of trust, in each case, not discharged of record for which the related indebtedness has been repaid and (8) other non-monetary Encumbrances which, in the case of the items referenced in (1) through (8), individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect (collectively “Permitted Encumbrances”); (B) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any violation of any federal, state or municipal Law affecting any portion of any of the Company Properties issued by any Governmental Entity; and (C) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice to the effect that there are, nor to the Knowledge of the Company is there, (1) condemnation or rezoning proceedings that are pending, proposed or threatened with respect to any of the Company Properties or (2) zoning, building or similar laws that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties or by the continued maintenance, operation or use of the parking areas. None of the Company or any of its Subsidiaries has violated any reciprocal easement agreement or conditions, covenants or restrictions of record (collectively, the “REAs”) affecting any of the Company Properties which violation, individually or in the aggregate, would have a Company Material Adverse Effect and neither the Company nor any of its Subsidiaries has provided a written notice to another party of a violation of any REA that, individually or in the aggregate, would have a Company Material Adverse Effect and has not been cured.

                    (ii) Schedule 3.1(n)(ii) to the Company Disclosure Letter lists each parcel of real property currently leased or subleased by the Company or any of its Subsidiaries (the “Leased Properties”) and sets forth the Company or its Subsidiary holding such leasehold interest, the date of the lease and each amendment, guaranty of an obligation of an entity or any other agreement relating thereto (the “Lease Documents”). The Company or the applicable Subsidiary of the Company holds a valid leasehold interest in the Leased Properties, free and clear of all Encumbrances, other than Permitted Encumbrances. True, correct and complete copies of all Lease Documents have been made available to the Buyer. Each of the Lease Documents is valid, binding and in full force as against the Company or the applicable Subsidiary of the Company and, to the Knowledge of the Company, as against the other parties thereto.

                    (iii) Schedule 3.1(n)(iii) to the Company Disclosure Letter lists each franchise, license or other similar agreement providing the right to utilize a brand name or other rights of a hotel chain or system at any Company Property and sets forth the Company or any of the Company’s Subsidiaries party to such agreement, the date of such agreement and each amendment, guaranty, or other agreement binding on the Company or any of its Subsidiaries and relating thereto (collectively, the “Franchise Agreements”). True, correct and complete copies of each Franchise Agreement have been made available to Buyer. Each Franchise Agreement is valid, binding and in full force and effect as against the Company or its Subsidiaries and, to the Knowledge of the Company, as against the other party thereto. As of the date hereof, neither the Company nor any of its Subsidiaries owes any termination, cancellation or other similar fees or any liquidated damages to any third party franchisor.

                    (iv) Schedule 3.1(n)(iv) to the Company Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any Company Property on behalf of the Company or any of its Subsidiaries, and describes the property that is subject to such management agreement, the Company or the Subsidiary of the Company that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on the Company or any of its Subsidiaries and relating thereto (collectively, the “Management Agreement Documents”). True, correct and complete copies of all Management Agreement Documents have been made available to Buyer. Each of the Management Agreement Documents is valid, binding and in full force and effect as against the Company or the Company’s Subsidiaries and, to the Knowledge of the Company, as against the other party thereto. As of the date hereof, neither the Company nor any of its Subsidiaries owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

                    (v) There are no properties owned by the Company or any Subsidiary of the Company under construction (as opposed to renovation) nor is any Company Property undergoing expansion to add additional guest rooms as of the date hereof.

                    (vi) Except as disclosed in the CapEx Budget and with respect to repair and maintenance expenditures in the Ordinary Course of Business, there are no capital expenditure projects currently ongoing with respect to the Company Properties.

                    (vii) Schedule 3.1(n)(vii) of the Company Disclosure Letter lists each parcel of real property or leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company or any of its Subsidiaries since January 1, 2009, except for easements or similar interests.

                    (o) Personal Property. The Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them. Neither the Company’s nor its Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Liens that, individually or in the aggregate, would not have a Company Material Adverse Effect.

                    (p) Information Supplied. None of the information provided or to be provided by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information provided or to be provided by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any other document to be filed with the SEC by any of the Parties in connection with the Merger (collectively with the Form S-4 and any amendments or supplements to any of the foregoing, the “SEC Filings”) will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 3.1(p), no representation or warranty is made by the Company with respect to information or statements supplied by or on behalf of Buyer or Acquisition Sub for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus.

                    (q) Books and Records.

                    (i) The books of account and other financial records of the Company and each Subsidiary of the Company are in all material respects true, complete and correct, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Company SEC Documents.

                    (ii) The Company has made available to Buyer true, correct and complete copies of the articles of incorporation and bylaws of the Company, as amended to date, and the articles of incorporation, bylaws, organizational documents, partnership agreements and comparable governing documents, as the case may be, of each of the Company’s Subsidiaries, and all amendments thereto (collectively, the “Organizational Documents”).

                    (iii) The minute books and other records of corporate or partnership proceedings of the Company and each of its Subsidiaries that have previously been made available to Buyer (A) contain in all material respects accurate records of all meetings and (B) accurately reflect in all material respects all other corporate action of the shareholders and directors and any committees of the Board of Directors of the Company and each of its Subsidiaries which is a corporation.

                    (r) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their business, except for any such proceeding as would not have a Company Material Adverse Effect. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary. There is not now, nor has there been any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries nor is any such controversy threatened or, to the Knowledge of the Company, contemplated. The Company and each of its Subsidiaries is in material compliance with all Applicable Laws, agreements, Contracts, policies, plans and programs relating to employment. All employees, individual consultants and individual independent contractors of the Company are employed or engaged by the Company solely through the Company’s Subsidiary, Apple Fund Management, LLC.

                    (s) Vote Required. The only vote of the holders of any class or series of the Company’s capital stock necessary (under Applicable Law, the Company’s Organizational Documents or otherwise) to approve the Merger, this Agreement and the other Contemplated Transactions is the Company Shareholder Approval.

                    (t) Insurance. Schedule 3.1(t) to the Company Disclosure Letter sets forth a complete and correct list of all material insurance policies owned or held by, or for the benefit of, the Company and each of the Company’s Subsidiaries, true, complete and correct copies of which have been made available to Buyer. There is no claim by the Company or any of its Subsidiaries pending under any such material insurance policies owned or held by the Company or any of its Subsidiaries which (i) has been denied or disputed by the insurer other than denials and disputes in the Ordinary Course of Business or (ii) if not paid, would have a Company Material Adverse Effect. With respect to each such insurance policy, (A) each such insurance policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect; (B) the Company and each of its Subsidiaries have paid, or caused to be paid, all premiums due under each such insurance policy, and neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under each such insurance policy; (C) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (D) no notice of cancellation or termination has been received by the Company or any of its Subsidiaries; and (E) each such insurance policy is sufficient for compliance with all material requirements of Law and the express requirements of all material Contracts. The Company and its Subsidiaries maintain policies or binders of insurance covering risks and events and in amounts adequate for their respective businesses and operations to the extent customary in the industry in which they operate.

                    (u) Intellectual Property. The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted to the Company or any of its Subsidiaries that the conduct of the business of the Company and the Company’s Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party, and, to the Knowledge of the Company, no third party is infringing or otherwise violating the Company Intellectual Property rights, except for any such infringement, misappropriation or claim that, individually or in the aggregate, would not have a Company Material Adverse Effect. With respect to Intellectual Property used by, owned by or licensed to the Company or any of its Subsidiaries (the “Company Intellectual Property”), the Company or a Subsidiary of the Company owns the entire right, title and interest in the Company Intellectual Property purported to be owned by the Company or any of its Subsidiaries and the Company or a Subsidiary of the Company is licensed to use or otherwise has the right to use all Company Intellectual Property as currently used in the operation of its respective business in accordance with the terms of any applicable license agreement, in each case, except where the failure to possess or have adequate rights to use such Company Intellectual Property, individually or in the aggregate, would not have a Company Material Adverse Effect.

                    (v) Apple Transfers. The Company has made available to Buyer true, complete and correct copies of the fully executed AFM Transfer Agreement and Headquarters Transfer Agreement. Each of the AFM Transfer Agreement and the Headquarters Transfer Agreement has been, and the AAH Transfer Agreement will be, duly executed and delivered by the Company and the other parties thereto, and each of the AFM Transfer Agreement and the Headquarters Transfer Agreement constitutes, and the AAH Transfer Agreement will constitute, valid and binding obligations of the Company and the other parties thereto, enforceable against the Company and the other parties thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, whether considered in a proceeding at law or in equity.

                    (w) Takeover Statutes. The Board of Directors of the Company has taken all necessary actions so as to exempt fully Buyer, Acquisition Sub, this Agreement, the Voting Agreement, the Merger and the Other Contemplated Transactions from the restrictions in Articles 14 and 14.1 of the VSCA. No “business combination,” “fair price,” “moratorium,” “control share acquisition,” “takeover,” “affiliated transaction,” “interested shareholder” or any other anti-takeover statute or similar statute or regulation (“Takeover Statute”) or any anti-takeover provision in the Company’s Organizational Documents is applicable to Buyer, Acquisition Sub, this Agreement, the Voting Agreement, the Merger or the other Contemplated Transactions.

          Section 3.2. Representations and Warranties of Buyer and Acquisition Sub. Buyer and Acquisition Sub represent and warrant to the Company:

                    (a) Organization and Corporate Power. Buyer is a limited partnership duly organized and validly existing and in good standing under the laws of its formation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted. Acquisition Sub is a corporation duly organized and validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted.

                    (b) Authority; Noncontravention; Consents.

                    (i) Each of Buyer and Acquisition Sub has the requisite power and authority to enter into this Agreement and, subject to adoption of this Agreement by Buyer as the sole shareholder of Acquisition Sub (the “Requisite Buyer Vote”), to consummate the Merger and the other Contemplated Transactions. The execution and delivery of this Agreement by Buyer and Acquisition Sub and the consummation by Buyer and Acquisition Sub of the Contemplated Transactions have been duly authorized by all necessary action on the part of Buyer and Acquisition Sub and no other proceedings on the part of Buyer or Acquisition Sub are necessary to authorize this Agreement or consummate such transactions, subject to receipt of the Requisite Buyer Vote, which will occur immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by Buyer and Acquisition Sub and constitutes valid and binding obligations of Buyer and Acquisition Sub, enforceable against Buyer and Acquisition Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, whether considered in a proceeding at law or in equity.

                    (ii) The execution and delivery of this Agreement by Buyer and Acquisition Sub do not, and the consummation of the Contemplated Transactions and compliance by Buyer and Acquisition Sub with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under (A) the certificate of formation, partnership agreement and other organizational documents of Buyer and Acquisition Sub, each as amended or supplemented to the date of this Agreement, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease, franchise agreement, license agreement or other agreement or instrument applicable to Buyer or Acquisition Sub or their respective properties or assets or (C) subject to the governmental filings and other matters referred to in clause (iii) of this Section 3.2(b), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or Acquisition Sub or their respective properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not have a Buyer Material Adverse Effect.

                    (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or Acquisition Sub in connection with the execution or delivery of this Agreement by Buyer or Acquisition Sub or the consummation by Buyer or Acquisition Sub of any of the Contemplated Transactions, except for (A) the filings with the SEC of (x) the Form S-4 and (y) such reports under the Securities Act, as may be required in connection with this Agreement, the Merger and the other Contemplated Transactions, (B) the filing of the Articles of Merger with, and the issuance of a certificate of merger by, the State Corporation Commission of the Commonwealth of Virginia, and (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

                    (c) Financing. Buyer has provided to the Company a true, correct and complete copy of (i) the executed commitment letter, dated November 29, 2012, from Citibank, N.A. and Bank of America, N.A. (the “Debt Commitment Letter”), pursuant to which lenders party thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the Contemplated Transactions and related fees and expenses

(the “Debt Financing”) and (ii) the executed equity commitment letter, dated as of November 29, 2012, from Blackstone Real Estate Partners VII L.P. (the “Equity Commitment Letter” and together with the Debt Commitment Letter, the “Financing Commitments”), pursuant to which the investor parties thereto have committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of the date of this Agreement, (i) none of the Financing Commitments has been amended or modified, (ii) no such amendment or modification is contemplated and (iii) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. Buyer has paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the execution hereof, and will pay, after the date hereof, all such commitment fees or other fees as they become due. The Financing Commitments are in full force and effect as of the date of this Agreement and are the valid, binding and enforceable obligations of Buyer and, to the Knowledge of Buyer, the other parties thereto. As of the date of this Agreement, except for the payment of customary fees, there are no conditions precedent or other contingencies, side agreements or other arrangements or understandings related to the funding of the full amount of the Financing or the terms thereof, other than as set forth in or contemplated by the Financing Commitments. As of the date of this Agreement, (i) no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of Buyer or Acquisition Sub under any of the Financing Commitments, and (ii) Buyer has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied on a timely basis or that the Financing will not be made available to Buyer on the Closing Date. Assuming the accuracy of the representations and warranties set forth in Section 3.1(c) and that the Financing Commitments are funded, Buyer and Acquisition Sub will have at Closing and the Effective Time, sufficient funds to pay (A) the aggregate Cash Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Commitments), and (B) any other amounts required to be paid in connection with the consummation of the Contemplated Transactions, and to pay all related fees and expenses.

                    (d) Capital Structure of Acquisition Sub. On the date hereof and immediately prior to the Effective Time, all the outstanding shares of common stock of Acquisition Sub are owned by and will be owned by Buyer, and no preferred shares of Acquisition Sub are or will be issued and outstanding. On the date of this Agreement and immediately prior to the Effective Time, except as set forth in this Section 3.2(d), no shares of capital stock or other voting securities of Acquisition Sub are or will be issued, reserved for issuance or outstanding. Except for the shares of Surviving Corporation Preferred Stock to be issued as the Equity Consideration pursuant to this Agreement, there are no outstanding securities, options, stock appreciation rights, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Acquisition Sub is a party or by which Acquisition Sub is bound, obligating Acquisition Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting securities or other ownership interests of Acquisition Sub or obligating Acquisition Sub to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

                    (e) Surviving Corporation Preferred Stock. The shares of Surviving Corporation Preferred Stock to be issued by the Surviving Corporation in exchange for Shares pursuant to this

Agreement will be duly authorized for issuance prior to the Merger and will, when issued in the Merger pursuant to the terms of this Agreement, be validly issued, fully paid and nonassessable.

                    (f) Ownership of Acquisition Sub; No Prior Activities. Acquisition Sub is a wholly owned Subsidiary of Buyer. Acquisition Sub was formed solely for the purpose of engaging in the Contemplated Transactions and Acquisition Sub has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Contemplated Transactions.

                    (g) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer or Acquisition Sub that will be payable by the Company prior to the Closing.

                    (h) Information Supplied. None of the information provided or to be provided by Buyer or Acquisition Sub for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information provided or to be provided by Buyer or Acquisition Sub for inclusion or incorporation by reference in the SEC Filings will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 3.2(h), no representation or warranty is made by Buyer or Acquisition Sub with respect to information or statements supplied by or on behalf of the Company or any Affiliate of the Company for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus.

                    (i) Absence of Litigation. As of the date hereof, there is no suit, action or proceeding pending or, to the Knowledge of Buyer, threatened against or affecting Buyer or any of its Subsidiaries including Acquisition Sub or any of its or their respective properties or assets except as would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger and the other Contemplated Transactions or (B) have or reasonably be expected to have a Buyer Material Adverse Effect. None of Buyer and its Subsidiaries including Acquisition Sub is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have or reasonably be expected to have a Buyer Material Adverse Effect.

                    (j) Organizational Documents of Acquisition Sub. Buyer has made available to the Company true, correct and complete copies of the certificate of incorporation and bylaws of Acquisition Sub, as amended to date.

                    (k) Limited Guaranty. Concurrently with the execution of this Agreement, Buyer and Acquisition Sub have delivered the Limited Guaranty of Guarantor in favor of the Company, dated the date hereof. The Limited Guaranty is in full force and effect and constitutes the valid and binding obligation of the Guarantor, enforceable against Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors’ rights and general principles of equity, whether considered in a proceeding at law or in equity, and has not been amended, withdrawn or rescinded in any respect.

ARTICLE IV
COVENANTS

          Section 4.1. Conduct of Business by the Company. Except as set forth on Schedule 4.1 to the Company Disclosure Letter, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts to retain the services of its current officers and key employees, preserve intact its current business organization, goodwill, relationships with its franchisors, licensors, customers, managers, suppliers and other Persons with whom the Company or any of its Subsidiaries has material business relationships, preserve intact its ongoing businesses and maintain the Company’s status as a REIT within the meaning of the Code. In addition to the foregoing, as promptly as reasonably practicable following the date of this Agreement, the Company shall suspend the Company’s dividend reinvestment plan and the Company’s unit redemption program.

          Section 4.2. Negative Covenants. Without limiting the generality of the covenants of Section 4.1, the following additional restrictions shall apply during the period from the date of this Agreement to the Effective Time, except as specifically permitted by this Agreement or as consented to in writing by Buyer, the Company shall not (and shall not authorize or commit or agree to), and shall cause each of its Subsidiaries, and to the extent applicable, each property manager of a Company Property (as it relates solely to the Company Property so managed), not to (and not to authorize or commit or agree to):

                    (a) (i) except for the payment of any dividend necessary for the Company to maintain its qualification as a REIT, declare, set aside or make or pay any dividends or distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock or other equity interests of the Company or any of its Subsidiaries (other than dividends from its direct or indirect wholly owned Subsidiaries), (ii) split, combine, reclassify or subdivide any shares of capital stock, partnership interest or other equity securities of the Company or any of its Subsidiaries, or (iii) authorize the issuance of, issue or sell, dispose of or subject to any Lien any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other equity interest, of the Company or any of its Subsidiaries, or (iv) purchase, redeem or otherwise acquire any shares of capital stock, partnership interests, equity interests or other securities of the Company or any of its Subsidiaries;

                    (b) adopt any change in its or its Subsidiaries’ Organizational Documents;

                    (c) (i) merge, consolidate or enter into any other business combination transaction with any Person, (ii) acquire (by merger, share exchange, consolidation, acquisition of equity interests or assets, any other business combination or otherwise) any Person (or division thereof), or (iii) purchase any capital stock or debt securities, any other voting or redeemable securities of or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or redeemable or convertible securities, or all or a material portion of the assets of, any Person;

                    (d) purchase or otherwise acquire any assets, except in transactions (other than of real property) made in the Ordinary Course of Business that are not material, individually or in the aggregate;

                    (e) make or rescind any Tax election (unless required by Applicable Law or necessary to preserve the Company’s status as a REIT or the status of any of its Subsidiaries that is a partnership for federal tax purposes), settle or compromise any material Tax liability, change an annual accounting period, adopt or change any accounting method with respect to Taxes, enter into any closing agreement, settle or compromise any material proceeding with respect to any material Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment in excess of $100,000 in the aggregate, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

                    (f) (i) change in any material manner any of its methods, principles or practices of accounting in effect at the Company Financial Statement Date, (ii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises in an amount not to exceed, individually or in the aggregate, $500,000 or (iii) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns for the taxable years prior to and including the taxable year ending December 31, 2011, except, in the case of clause (i) or clause (iii), as may be required by the SEC, Applicable Law or changes in GAAP and with written notice thereof to Buyer;

                    (g) issue, deliver or sell, grant or pledge, encumber, assign, purchase or dispose of any option or other right in respect of, any shares of capital stock or debt securities, any other voting or redeemable securities of the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or redeemable or convertible securities except to the Company or any of its Subsidiaries;

                    (h) (i) make, authorize, undertake or enter into any new commitments or permit the manager of any Company Property to make, authorize, undertake or enter into any new commitments, obligating the Company or any of its Subsidiaries to make capital expenditures except for (A) specific projects up to 110% of the respective amounts specified for each such project in the most recent capital expenditure budget of the Company prior to the date hereof (which capital expenditure budget is set forth on Schedule 4.2(h) to the Company Disclosure Letter) (the “CapEx Budget”), provided, however, that the aggregate amount for all such projects shall not exceed the total amount specified in the CapEx Budget, (B) additional capital expenditures for a specific project not included in the CapEx Budget and not exceeding $50,000 for such specific project and $1,000,000 for all such projects, or (C) capital expenditures in the Ordinary Course of Business necessary to repair and/or prevent damage to any of the Company Properties as is necessary in the event of an emergency situation, not to exceed $250,000 without the prior written consent of Buyer which shall not be unreasonably withheld, conditioned or delayed, (ii) undertake any substantial renovation or rehabilitation of any Company Property, except for those ongoing renovation or rehabilitation projects specifically identified as such on the CapEx Budget, (iii) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (each, a “Commitment”) for the acquisition of any real property, including by the acquisition of equity securities in an entity that holds any such real property, or other transaction, or amend any Commitment in any material respect, (iv) commence construction of, or enter into any Commitment to develop or construct, other real estate projects, (v) except as set forth on Schedule 4.2(h) to the Company Disclosure Letter, incur indebtedness (secured or unsecured) (other than under the Line of Credit Agreement) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligation of any Person (other than a wholly owned Subsidiary) for indebtedness, or (vi) modify, amend, terminate or enter into any commitment to modify, amend or terminate any indebtedness in existence as of the date hereof;

                    (i) except for the transfer of the Company’s headquarters located in Richmond, Virginia, including real and personal property, to Apple REIT Nine, Inc. pursuant to the Headquarters Transfer Agreement and except as set forth on Schedule 4.2(i) to the Company Disclosure Letter, sell, lease, license, transfer, dispose of, mortgage, subject to Lien or otherwise dispose of any of the Company Properties, including by the disposition or issuance of equity securities in an entity that owns any Company Property;

                    (j) except for the transfer of the Company’s equity interest in Apple Air Holding, LLC to Apple REIT Ten, Inc. pursuant to the AAH Transfer Agreement and the transfer of certain personal property to Apple REIT Nine, Inc. pursuant to the Headquarters Transfer Agreement, sell, lease, mortgage, subject to Lien or Encumbrance or otherwise dispose of any of its personal or intangible property, except in transactions made in the Ordinary Course of Business and which are not material, individually or in the aggregate;

                    (k) (i) assume or guarantee the indebtedness of another Person, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (ii) prepay, refinance or amend any existing indebtedness, except for (A) repayments under the Line of Credit Agreement in the Ordinary Course of Business, (B) scheduled payments of principal and interest and other amounts due and payable under the Fort Worth Note and the Hillsboro Note, (C) the defeasance of the Hillsboro Note (with respect to which the Company shall consult with Buyer relating to the timing thereof and otherwise keep Buyer informed) or (D) payments of any other indebtedness in accordance with its terms, or (iii) except as set forth on Schedule 4.2(k) to the Company Disclosure Letter, make any loans, advances, capital contributions or investments in any Person or any of the Company’s Subsidiaries, other than loans, advances, capital contributions or investments in any of the Company’s wholly owned Subsidiaries;

                    (l) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction, in the Ordinary Course of Business or in accordance with their terms, of liabilities reflected or reserved against in the Company Balance Sheet or incurred in the Ordinary Course of Business;

                    (m) settle or compromise the Investigation or the Class Action or any other material litigation where the Company is a defendant, including any shareholder derivative or class action claims (other than settlements or compromises for personal injury or other routine tort litigation arising in the Ordinary Course of Business providing solely for the payment of money damages where the amount paid (after reduction by any insurance proceeds actually received or appropriate credits are applied from self-insurance reserves) by the Company and any Subsidiary of the Company in settlement or compromise does not exceed $250,000);

                    (n) except as otherwise expressly permitted by Section 5.4(e) of this Agreement, authorize, recommend, propose, announce an intention to, or adopt resolutions providing for a plan of complete or partial liquidation, dissolution, merger, share exchange, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

                    (o) adopt a shareholder rights plan;

                    (p) terminate, allow to lapse, or fail to renew or maintain in place any insurance coverage maintained by the Company or any of its Subsidiaries on the date hereof, unless the Company or its Subsidiaries replace such insurance coverage with comparable insurance policies or agreements covering the Company, its Subsidiaries and their respective properties, assets and businesses or substantially equivalent policies prior to any termination or lapse of, or failure to renew or maintain in place, any of the insurance coverage maintained by the Company or any of its Subsidiaries on the date hereof;

                    (q) except with respect to any actions with respect to Lease Documents, Management Agreements and Franchise Agreements which shall be subject to the Buyer’s consent in its sole discretion, (i) modify, amend, fail to renew or extend, surrender or terminate any Material Contract, or waive compliance with the terms of or breaches under, or assign any material rights or claims under, any term of any Material Contract, or enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Material Contract or would otherwise have been required to be listed in the Schedules to the Company Disclosure Letter; provided that a renewal or extension of a Material Contract may be entered into by the Company or any of its Subsidiaries on substantially the same terms, if such Material Contract would otherwise expire other than for such extension or renewal, provided that such Material Contract shall terminate or be terminable on 90 days’ notice without penalty or fee, or (ii) enter into any Contract that would limit or otherwise restrict the Company or its Subsidiaries or any of their respective successors, or that would, after the Effective Time, limit or otherwise restrict the Buyer or any of its subsidiaries or any of their respective successors, from engaging in any line of business or any geographic area in any material respect;

                    (r) (i) amend, modify, terminate or allow to lapse, or authorize or direct any property managers to amend, modify, terminate or allow to lapse, any material Permit, including any liquor license or (ii) initiate or consent to, or authorize or direct any property managers to initiate or consent to, any material zoning reclassification of any Company Property or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any Company Property;

                    (s) (i) open or close any existing or new hotel operation, (ii) enter into any new line of business or (iii) except as required pursuant to the Franchise Agreements or for expenditures entered into in the Ordinary Course of Business, make any expenditure or commitment in connection with any media advertising;

                    (t) fail to comply or remain in compliance with all material terms and provisions of any agreement relating to any outstanding indebtedness of the Company or any of its Subsidiaries;

                    (u) (i) except as set forth on Schedule 4.2(u) to the Company Disclosure Letter or the hiring of employees, consultants or independent contractors by Apple Fund Management, LLC, hire any employee, consultant, or independent contractor, enter into any new employment, collective bargaining, consulting, change of control, severance or bonus agreements or arrangements or increase the compensation or benefits payable to, or change of control, severance or bonus arrangements applicable to, officers or employees, or (ii) enter into or adopt a new employee benefit plan or amend or terminate any Company benefit plan, provided that Apple Fund Management LLC may make increases in compensation or benefits to reflect cost of living increases or merit based increases in the Ordinary Course of Business, and amend any such agreements or benefit plans as required by Applicable Law;

                    (v) settle any shareholder derivative or class action claims arising out of or in connection with the Merger or the other Contemplated Transactions;

                    (w) enter into or amend or otherwise modify, or grant any waiver or consent under, any Related Party Transactions, including any Apple Affiliate Agreement;

                    (x) amend any material Tax Return in any material respect;

                    (y) fail to (i) duly and timely file all material reports, Tax Returns and other material documents required to be filed with all Governmental Entities and other authorities, subject to extensions permitted by Applicable Law, provided that the Company notifies Buyer that it is availing itself of such extensions and provided such extensions do not adversely affect the Company’s status as a REIT under the Code or (ii) cause all such reports and other documents to be complete and accurate in all material respects when filed;

                    (z) fail to pay any material Taxes or other material debts when due;

                    (aa) authorize or suffer to permit any Lien to be placed on or recorded against any Company Property other than a Lien for accrued Taxes not yet due;

                    (bb) in connection with this Agreement and the Contemplated Transactions, incur and pay expenses of the type specified on Schedule 4.2(bb) to the Company Disclosure Letter greater than the amount specified on Schedule 4.2(bb) to the Company Disclosure Letter (the “Company Transaction Expenses”) (it being understood by the Parties that the cost of the insurance referred to in Section 5.8(b) shall be included in such Schedule and the incurrence and payment of such expenses that do not exceed the respective amounts set forth on such Schedule shall not violate any of the negative covenants set forth in this Section 4.2); or

                    (cc) agree or commit to do any of the foregoing.

          Section 4.3. Other Actions. Each of the Company and Buyer shall not, and shall cause its respective Subsidiaries not to, take any action that would result in (a) any of the representations and warranties of such Party (without giving effect to any “Knowledge” qualification) set forth in this

Agreement that are qualified as to materiality or material adverse effect becoming untrue, (b) any of such representations and warranties (without giving effect to any “Knowledge” qualification) that are not so qualified becoming untrue in any material respect or (c) except as expressly permitted by Section 5.4, any of the conditions to the Merger set forth in Article VI not being satisfied.

ARTICLE V
ADDITIONAL COVENANTS

          Section 5.1. Preparation of the Registration Statement and the Proxy Statement; Shareholder Meetings.

                    (a) Buyer, Acquisition Sub and the Company shall cooperate and use commercially reasonable efforts to promptly prepare and Acquisition Sub shall file with the SEC, as soon as reasonably practicable, a Registration Statement on Form S-4 (the “Form S-4”) under the Securities Act with respect to the Surviving Corporation Preferred Stock issuable in the Merger, a portion of which Form S-4 shall also serve as the proxy statement with respect to the shareholder meeting of the Company (including any adjournments or postponements thereof, the “Company Shareholders Meeting”) in connection with the Merger (the “Proxy Statement/Prospectus”). Each of the Company, Buyer and Acquisition Sub shall furnish all information concerning such Party, its Affiliates, directors and officers and such other matters that is required to be included in the Form S-4 or the Proxy Statement/Prospectus as may be reasonably requested by another Party in connection with the preparation of the Form S-4 or the Proxy Statement/Prospectus, and shall provide such other assistance as may be reasonably requested by another Party in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus. The respective Parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. The Company, Buyer and Acquisition Sub shall use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other Contemplated Transactions. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Buyer and Acquisition Sub shall use their commercially reasonable efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or “Blue Sky” permits or approvals required to carry out the Contemplated Transactions, and the Company shall furnish all information concerning the Company and its shareholders as may be reasonably requested by Buyer or Acquisition Sub in connection with such action. Except for annual, quarterly and current reports filed or furnished with the SEC under the Exchange Act, which may be incorporated by reference therein (but subject to Section 5.5), no filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus, or mailing to the Company’s shareholders or the SEC, will be made by the Company, Buyer or Acquisition Sub, as applicable, without the other Parties’ prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other Parties the opportunity to review and comment thereon. Each Party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Surviving Corporation Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4, comments thereon or any other communication therefrom, and responses thereto or requests by the SEC of its staff for additional information, and will promptly provide the others with copies of any written communication with the SEC or any state securities commission and a reasonable opportunity to review and comment on any such communication. Each of Buyer, Acquisition Sub and the Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC or its staff with respect to the Proxy Statement/Prospectus and the Form S-4. If at any time prior to the Effective Time any information relating to Buyer, Acquisition Sub or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Buyer, Acquisition Sub or the Company which should be set forth in an amendment or supplement to (i) the Form S-4 so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the shareholders of the Company.

                    (b) The Company shall, in accordance with Applicable Law and the Company’s Articles of Incorporation and By-laws, duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable after the Form S-4 has become effective for the purpose of obtaining the Company Shareholder Approval. Except to the extent the Board of Directors of the Company has effected a Change of Recommendation in compliance with Section 5.4, the Company shall include the Company Recommendation in the Proxy Statement/Prospectus and shall take all lawful action to solicit such the Company Shareholder Approval, including by timely mailing the Proxy Statement/Prospectus and soliciting proxies from its shareholders. The Company shall keep Buyer updated with respect to proxy solicitation results as reasonably requested by Buyer. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders Meeting: (i) after consultation with Buyer, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that is required by Applicable Law is timely provided to the Company’s shareholders; (ii) with the consent of Buyer (not to be unreasonably withheld), if as of the time for which the Company Shareholders Meeting is originally scheduled there are insufficient Common Shares or Series A Preferred Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Shareholders Meeting; or (iii) with the consent of Buyer (not to be unreasonably withheld), if additional time is reasonably required to solicit proxies in favor of the approval of the Agreement, including the Plan of Merger. Unless this Agreement shall have been terminated in accordance with Section 7.1, the obligation of the Company to call, give notice of, convene and hold the Company Shareholders Meeting shall not be affected by a Change of Recommendation.

          Section 5.2. Access to Information; Confidentiality. The Company shall, and shall cause each its Subsidiaries to, afford to Buyer and its officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access during normal business hours during the period prior to the Effective Time to all of the Company’s properties, books, Contracts, personnel and records, and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Buyer (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel, as Buyer may reasonably request; provided that the foregoing shall not require the Company to disclose any information, that in the reasonable judgment of the Company would violate its obligations with respect to confidentiality to a third party (if the Company has used reasonable best efforts to obtain permission or consent of such third party to such disclosure). Buyer and Acquisition Sub shall hold any nonpublic information concerning the Company in confidence in accordance with the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof, notwithstanding the execution and delivery of this Agreement or the termination hereof.

          Section 5.3. Reasonable Best Efforts; Takeover Statutes; Notification.

                    (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Buyer, Acquisition Sub and the Company agrees to use (and the Company agrees to cause its Subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such Party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Contemplated Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities or third parties and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger, this Agreement or the consummation of any of the other Contemplated Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the Contemplated Transactions and to fully carry out the purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Entity) with respect to any Contemplated Transaction, (i) without the prior written consent of Buyer, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (ii) none of the Buyer Parties shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation. Buyer shall take the risk of obtaining, and shall direct the negotiations relating to, all consents, approvals, waivers or exemptions from any non-governmental third parties under the Company’s loan, management and franchise agreements listed on Schedule 5.3(a) to the Company Disclosure Letter (the “Third Party Consents”) (including the payment by Buyer of all fees and expenses required in connection with such loan, management and franchise agreements), and the Company shall cooperate with Buyer in connection with obtaining such Third Party Consents. In the event that the Company shall fail to obtain any Third Party Consent, the Company shall use its commercially reasonable efforts, and shall take such actions as are reasonably requested by Buyer, to minimize any adverse effect upon the Company and the Buyer and Acquisition Sub and their respective businesses resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such Third Party Consent.

                    (b) Buyer and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the view of the other in connection with all filings made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other Contemplated Transactions. Buyer and the Company each shall keep the other apprised of the status of matters relating to completion of the Contemplated Transactions, including promptly furnishing the other with copies of notices or other communications received by the Buyer or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the Contemplated Transactions. To the extent practicable, neither Buyer nor the Company shall permit any of its officers or any other of its Representatives to participate in any meeting or substantive conversations with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the Contemplated Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity and Applicable Law, gives the other Party the opportunity to attend and participate thereat.

                    (c) The Company and its Board of Directors shall (i) take all action necessary so that no Takeover Statute is or becomes applicable to Buyer, Acquisition Sub, this Agreement, the Voting Agreement, the Merger or any of the other Contemplated Transactions and (ii) if any Takeover Statute becomes applicable to Buyer, Acquisition Sub, this Agreement, the Voting Agreement, this Merger or any of the other Contemplated Transactions, take all action necessary so that the Merger and the other Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement, the Voting Agreement, the Merger and the other Contemplated Transactions.

                    (d) The Company shall give prompt notice to Buyer and Acquisition Sub, and Buyer and Acquisition Sub shall give prompt notice to the Company, if (i) there is any action, claim, demand, suit, proceeding, hearing, or investigation of, in each case, in or before any court or administrative agency of any Governmental Entity or before any arbitrator (other than personal injury or other routine tort litigation arising in the Ordinary Course of Business), (ii) any representation or warranty made by it contained in this Agreement that is qualified as to materiality or material adverse effect becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect, (iii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iv) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required under a Material Contract in connection with the Contemplated Transactions (and the Company’s or Subsidiaries’ response); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

                    (e) The Company shall keep Buyer and its Representatives informed of the status of, and any developments regarding, the Investigation and the Class Action, including promptly furnishing Buyer with copies of all submissions, filings and substantive correspondence (not including transmittal letters and other routine matters) received or made by the Company or its

Representatives and responding to reasonable requests by Buyer for information regarding the Investigation or the Class Action. The Company shall comply with all of its obligations under the Release and Indemnification Agreement. Buyer agrees, to the extent necessary, to execute any confidentiality agreements governing the sharing of information and/or documents pertaining to the Investigation or the Class Action prior to receiving such information and/or documents.

          Section 5.4. No Solicitation of Transactions.

                    (a) Immediately after the execution of this Agreement, the Company and its Subsidiaries shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ respective officers, directors and other Representatives to, terminate and cease any discussions or negotiations with any parties relating to an Acquisition Proposal. The Company and its Subsidiaries shall promptly request that each Person who has executed a confidentiality agreement with the Company within twelve months prior to the date hereof or that has not terminated in accordance with its terms in connection with that Person’s consideration of an Acquisition Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company in accordance with the terms of the applicable confidentiality agreement. The Company and its Subsidiaries shall take reasonable steps to promptly inform their respective Representatives of the Company’s and its Subsidiaries’ obligations under this Section 5.4 and to instruct their Representatives to notify the Company as promptly as practicable following the receipt of an Acquisition Proposal.

                    (b) Except as expressly permitted by this Section 5.4, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ respective officers, directors and other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by way of furnishing nonpublic information or assistance) any inquiries, or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) engage or participate in any discussions or negotiations with, or provide any nonpublic information to, any Person relating to any Acquisition Proposal, or (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

                    (c) Notwithstanding anything to the contrary contained in Section 5.4(b), but subject to the Company’s compliance with the provisions of this Section 5.4, at any time prior to the time the Company Shareholder Approval is obtained, if the Company receives a written unsolicited bona fide Acquisition Proposal from any Person not solicited in violation of this Section 5.4 that did not result from a breach of Section 5.4(b), then (i) the Company may provide information in response to a request therefor by such Person if such Person has executed and delivered to the Company a confidentiality agreement on customary terms (provided that in the event the Company enters into a confidentiality agreement with such Person on terms more favorable to such Person than the Confidentiality Agreement is to Blackstone Real Estate Advisors VII L.P., the Company shall offer to amend the Confidentiality Agreement to extend such more favorable terms to Blackstone Real Estate Advisors VII L.P.) and if the Company also promptly (and in any event within 24 hours after the time such information is provided to such Person) makes such information available to Buyer, if such information has not previously been provided to Buyer; and (ii) the Company may engage or participate in any discussions or negotiations with such Person regarding such Acquisition Proposal, if and only if prior to taking any of the actions described in clause (i) or (ii) above, the Board of Directors of the Company determines in good faith, (A) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ legal duties under Applicable Law, and (B) after consulting with its outside legal counsel and its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

                    (d) The Company shall notify Buyer promptly (and, in any event, within 48 hours) if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or its Representatives, indicating, in connection with such notice, the identity of the parties and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written inquiries, requests, proposals or offers, including any proposed agreements) and, thereafter, the Company shall keep Buyer reasonably informed of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Buyer.

                    (e) Except as set forth in this Section 5.4(e), the Board of Directors of the Company shall not:

                    (i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Buyer, the Company Recommendation with respect to this Agreement or the Merger, (B) authorize, adopt, approve, endorse, recommend or otherwise declare advisable (or publicly propose to authorize, adopt, approve, endorse, recommend or otherwise declare advisable) any Acquisition Proposal, or (C) fail to include the Company Recommendation in the Proxy Statement/Prospectus (any of the actions described in clauses (A), (B) or (C), a “Change of Recommendation”); and

                    (ii) cause or permit the Company or any of its Subsidiaries to enter into any acquisition agreement, merger agreement or similar definitive agreement or any letter of intent, memorandum of understanding or agreement in principle (other than a confidentiality agreement referred to in Section 5.4(c)) relating to an Acquisition Proposal (in each case together with any ancillary agreements, an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company’s compliance with the provisions of Section 5.4, prior to the time the Company Shareholder Approval is obtained, the Board of Directors of the Company may approve or recommend (and in connection therewith withdraw or modify its approval of this Agreement and the Merger) a written unsolicited bona fide Acquisition Proposal not solicited in violation of this Section 5.4 that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and its financial advisor, constitutes a Superior Proposal, if and only if, (w) prior to taking such action the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ legal duties under Applicable Laws; (x) the Company notifies Buyer in writing at least three Business Days in advance that it intends to take such action or that the Company intends to terminate this Agreement pursuant to Section 7.1(g), which notice shall specify the identity of the Person making such Superior Proposal and all of the material terms and conditions of such Superior Proposal and attach the most current version of any proposed transaction agreement (and any related agreements) providing for such Superior Proposal and any financing commitments relating thereto; (y) after providing such notice and prior to taking any such action or terminating this Agreement pursuant to Section 7.1(g), the Company shall, and shall cause its Representatives to, negotiate in good faith with Buyer and Acquisition Sub during the three Business Day period (to the extent Buyer desires to negotiate) to make such adjustments to the terms and conditions of this Agreement, the Financing Commitments or the Limited Guaranty as would permit the Board of Directors of the Company not to take such action or terminate this Agreement pursuant to Section 7.1(g); and (z) following the end of the three Business Day period, the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any changes to this Agreement, the Financing Commitments and the Limited Guaranty proposed in writing by Buyer, that the Superior Proposal continues to constitute a Superior Proposal even if such changes proposed by Buyer were to be given effect; provided that in the event such Superior Proposal is thereafter modified by the Person making such Superior Proposal, the Company shall provide a new written notice with respect to such modified Superior Proposal and shall again comply with the requirements of this Section 5.4(e).

                    (f) Nothing contained in this Section 5.4 shall be deemed to prohibit the Company or the Board of Directors of the Company from (i) complying with its disclosure obligations under U.S. federal or state laws with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to shareholders of the Company); provided, however, that neither the Company nor the Board of Directors of the Company shall be permitted to recommend that the shareholders of the Company tender any securities in connection with any tender offer or exchange offer that is an Acquisition Proposal (or otherwise approve, endorse or recommend, or propose to approve, endorse or recommend (publicly or otherwise), such Acquisition Proposal) or effect a Change of Recommendation with respect thereto, except as permitted by Section 5.4(e).

                    (g) The Company shall not take any action to exempt any Person from the restrictions under any Takeover Statutes or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement pursuant to, and in compliance with, Section 7.1(g).

          Section 5.5. Public Announcements. Buyer and the Company will consult with each other before issuing, and provide executive officers of each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the Contemplated Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law or court process. The Parties agree that the initial press release to be issued with respect to the execution of this Agreement will be in the form agreed to by the Parties.

          Section 5.6. Transfer and Gains Taxes. Buyer and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the Contemplated Transactions (together with any related interests, penalties or additions to tax, “Transfer and Gains Taxes”). The Company and Buyer shall reasonably cooperate with each other to minimize such Transfer and Gains Taxes.

          Section 5.7. Related Party Transactions.

                    (a) Prior to the Effective Time but after the Company Shareholder Approval has been obtained, the Company shall (i) cause each Apple Affiliate Agreement and all other Related Party Transactions (other than the Apple Transfer Agreements) to be terminated without any payment or obligation on the part of the Company or any of its Subsidiaries, and the Company and its Subsidiaries shall be released from all liabilities or obligations arising out of or relating the Apple Affiliate Agreements and all other Related Party Transactions (other than the Apple Transfer Agreements); provided that (A) any indemnification rights in favor of the Company and its Subsidiaries or their respective Representatives under the Apple Affiliate Agreements or other Related Party Transactions shall remain in full force and effect, and (B) the Company’s indemnification obligations under the Organizational Documents of the Company and the indemnification obligations under Section 5.8 shall remain in full force and effect, and (ii) the Company shall provide evidence of the foregoing reasonably satisfactory to Buyer. The Company shall effect such terminations in a reasonable manner so that such terminations do not result in any Tax obligations or liabilities to the Company or any of its Subsidiaries or any increase in REIT taxable income.

                    (b) The Company shall use its reasonable best efforts to enter into the AAH Transfer Agreement as soon as practicable after the date of this Agreement. The Company and its Subsidiaries shall not (i) amend or otherwise modify any of the Apple Transfer Agreements or grant any consent or waiver thereunder, or (ii) take any action, or omit to take any action, that could reasonably be expected to prevent the Apple Transfers from being consummated as contemplated by the applicable Apple Transfer Agreement.

          Section 5.8. Indemnification of Directors and Officers of the Company.

                    (a) Indemnification Rights. From and after the Effective Time, Buyer shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify the present and former directors and officers of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) who at any time prior to the Effective Time were entitled to or eligible for indemnification, exculpation and advancement of expenses under the Organizational Documents of the Company existing on the date hereof to the same extent as such Indemnified Parties are entitled to or eligible for indemnification, exculpation and advancement of expenses under such Organizational Documents in respect of actions or omissions related to such Indemnified Party’s service as a director or officer of the Company or its Subsidiaries occurring at or prior to the Effective Time (including, without limitation, the Contemplated Transactions); provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); provided, further, that, except for counsel engaged for one or more Indemnified Parties on the date hereof, neither the Surviving

Corporation nor Buyer shall be obligated under this Section 5.8(a) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and provided, further, that the Surviving Corporation and Buyer shall have no obligation hereunder to any Indemnified Party unless, in connection with such legal action, Buyer and the Surviving Corporation, if and to the extent required by Applicable Law, receive an undertaking by or on behalf of such Indemnified Party to repay such legal fees, costs and expenses if it is ultimately determined under Applicable Law that such Indemnified Party is not entitled to be indemnified. Any Indemnified Party wishing to claim indemnification, exculpation and advancement of expenses under this Section 5.8, upon learning of any such legal action, shall notify in writing the Surviving Corporation and Buyer, provided that the failure to so notify shall not affect the obligations under this Section 5.8(a) of the Surviving Corporation and Buyer, except to the extent such failure to notify materially prejudices such party.

                    (b) Liability Coverage. The Surviving Corporation shall obtain and maintain for a period of six years from and after the Effective Time “run-off” or “tail” director and officer liability coverage to the directors and officers of the Company and any of its Subsidiaries with respect to any claim made after the Effective Time and related to any period of time prior to the Effective Time without reduction of existing coverage under, and having other terms not materially less favorable to the insured Persons than, the director and officer liability insurance coverage presently maintained by the Company; provided, however, that in no event shall the Surviving Corporation be required to expend in the aggregate in excess of three hundred percent (300%) of the annual premium paid by the Company for 2012 for such insurance (the “Insurance Cap Amount”) and the Company hereby represents that the amount paid for such insurance for 2012 is as set forth in Schedule 5.8(b) to the Company Disclosure Letter; provided, further, however, that if the premium of such insurance coverage exceeds the Insurance Cap Amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding the Insurance Cap Amount. The Surviving Corporation shall pay for all premiums under such insurance coverage contemplated by this Section 5.8(b).

                    (c) Successors and Assigns. The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Buyer and the Surviving Corporation. The Surviving Corporation shall pay all costs and expenses (including fees and expenses of counsel) that may be incurred by any Indemnified Party or his or her heirs or his or her personal representatives in successfully enforcing the indemnity or other obligations of Buyer or the Surviving Corporation under this Section 5.8. The provisions of this Section 5.8 shall survive the Merger and are in addition to any other rights to which an Indemnified Party may be entitled under the Organizational Documents of the Company. In the event that Buyer, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 5.8, which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party covered hereby.

          Section 5.9. Financing.

                    (a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (provided that Buyer and Acquisition Sub may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof, or otherwise so long as the terms would not adversely impact the ability of Buyer or Acquisition Sub to timely consummate the Contemplated Transactions or the likelihood of consummation of the Contemplated Transactions), including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter or otherwise on terms and conditions no less favorable in the aggregate to Buyer and Acquisition Sub (as determined in the reasonable judgment of Buyer), (iii) satisfy, on a timely basis, all conditions within its control applicable to Buyer and Acquisition Sub to obtaining the Debt Financing set forth in the Debt Commitment Letter, and (iv) if the conditions to the Debt Financing have been satisfied in Buyer’s reasonable judgment, consummate the Debt Financing at or prior to the Closing. Buyer shall not take any action not otherwise required or expressly permitted under this Agreement that is a breach of, or would result in termination of, any of the Financing Commitments. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall use its reasonable best efforts to arrange and obtain any such portion from alternative sources, in an amount sufficient to consummate the Contemplated Transactions on terms and conditions no less favorable in the aggregate to Buyer and Acquisition Sub (as determined in the reasonable judgment of Buyer) than the Debt Financing as promptly as practicable following the occurrence of such event, but in all cases at or prior to the Closing. Buyer shall give the Company prompt notice of any material breach by any party to the Financing Commitments, of which Buyer or Acquisition Sub becomes aware, or any termination of the Financing Commitments. Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing, and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter without first consulting the Company or, if such amendment would or would reasonably be expected to materially and adversely affect or delay in any material respect Buyer’s ability to consummate the Contemplated Transactions, without first obtaining the Company’s prior written consent (not to be unreasonably withheld or delayed).

                    (b) Subject to Applicable Law, prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, provide all cooperation reasonably requested in writing by Buyer in connection with the arrangement of the Financing, including using reasonable best efforts to (i) furnish such financial, statistical and other pertinent information and projections relating to the Company and its Subsidiaries as may be reasonably requested by Buyer, (ii) make appropriate officers of the Company and its Subsidiaries available for due diligence meetings and for participation in meetings, presentations, road shows and sessions with rating agencies and prospective sources of financing, (iii) assist Buyer and its financing sources with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary, proper or advisable in connection with the Financing, (iv) reasonably cooperate with the marketing efforts of Buyer and its financing sources for any Financing to be raised by Buyer to complete the Merger and the other Contemplated Transactions, (v) provide and execute documents as may be reasonably requested by Buyer, (vi) form new direct or indirect Subsidiaries, (vii) transfer or otherwise restructure its ownership of existing Subsidiaries, properties or other assets, including causing any of its Subsidiaries designated by Buyer to be converted into a limited liability company, in each case, pursuant to documentation reasonably satisfactory to Buyer and effective as of or immediately prior to and conditioned on the occurrence of the Effective Time, (viii) provide timely access to diligence materials, appropriate personnel and properties to allow sources of financing and their representatives to complete all due diligence, (ix) provide assistance with respect to the review and granting of mortgages and security interests in collateral for the Financing, and attempting to obtain any consents associated therewith, (x) attempt to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to REAs in form and substance reasonably satisfactory to any potential lender, (xi) cooperate in connection with the repayment or defeasance of any existing indebtedness of the Company or any of its Subsidiaries as of the Effective Time (including the defeasance of the Hillsboro Note) including delivering such payoff, defeasance or similar notices under any existing loans of the Company or any of its Subsidiaries as reasonably requested by Buyer, and (xii) permit Buyer and its Representatives to conduct appraisal and environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents with respect thereto (which the Company shall use reasonable efforts to obtain), leased by the Company or any of its Subsidiaries (provided, however, that (A) neither Buyer nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (B) Buyer shall schedule and coordinate all inspections with the Company and shall give the Company at least two (2) Business Days’ prior written notice thereof, setting forth the inspection that Buyer or its Representatives intend to conduct, and (C) the Company shall be entitled to have representatives present at all times during any such inspection); provided, however, that nothing herein shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company or its Subsidiaries or require the Company to agree to pay any fees, reimburse any expenses, or give any indemnities prior to the Effective Time (except those that the Company is reimbursed for by Buyer). Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs in excess of an aggregate of $500,000 incurred by the Company or its Subsidiaries in performing their obligations under this Section 5.9(b) and all out of pocket costs in connection with the defeasance of the Hillsboro Note, but not including any principal or interest under the Hillsboro Note or the deposit of or payments for any defeasance securities in connection therewith, and indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of its Subsidiaries arising therefrom (and in the event the Merger and the other Contemplated Transactions are not consummated, Buyer shall reimburse the Company for any reasonable out-of-pocket costs not previously reimbursed). None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company at the request of Buyer set forth in this Section 5.9(b).

                    (c) Notwithstanding anything to the contrary contained in Section 5.3 of this Agreement, in connection with any indebtedness that Buyer intends not to repay or cause the

Company or any of its Subsidiaries not to repay at the Closing, the Company and each of the Company’s Subsidiaries shall reasonably cooperate with Buyer in connection with maintaining such continuing indebtedness. In furtherance of the foregoing, at the option of Buyer, Buyer shall approach any such lender regarding maintaining the indebtedness and make all determinations and decisions regarding such indebtedness and any payment of costs or fees relating thereto and the Company shall provide Buyer with reasonable access to any such lender and shall, if requested by Buyer, provide reasonable cooperation in connection with such indebtedness in the same manner and with the same conditions as provided in Section 5.9(b) above.

                    (d) All non-public or otherwise confidential information regarding the Company obtained by Buyer or its Representatives pursuant to Section 5.9(b) above shall be kept confidential in accordance with the Confidentiality Agreement.

          Section 5.10. Resignations. The Company shall cause there to be delivered to Buyer at the Closing evidence reasonably satisfactory to Buyer of the resignation effective as of the Effective Time of the directors of the Company and its Subsidiaries.

          Section 5.11. Management Agreements. The Company shall, and shall cause its Subsidiaries to, cooperate with Buyer in connection with any existing or potential management arrangement relating to the Company Properties, including without limitation, (i) providing and executing such documents and notices as reasonably requested by Buyer, (ii) making appropriate officers of the Company and its Subsidiaries available for meetings relating to the management of the Company Properties and (iii) providing Buyer access to the existing managers for the Company Properties and facilitating meetings and requests for information from such existing managers.

          Section 5.12. Columbus Property. Prior to the Effective Time, the Company (i) shall use commercially reasonable efforts to cause the acquisition of the fee interest in the property located at 2670 Adams Farm Drive, Columbus, Georgia, and known as the Residence Inn (the “Columbus Property”) by a newly formed Subsidiary of the Company created as a Delaware limited liability company from Geo. M. Adams Co., Inc., in accordance with the terms set forth on Schedule 4.2(h) to the Company Disclosure Letter (the “Columbus Acquisition Transaction”) and (ii) shall not terminate the Columbus Ground Lease. Buyer shall be given a reasonable opportunity to review in advance and comment on any documentation to be entered into in connection with the Columbus Acquisition Transaction and the Company shall consider in good faith any comments proposed by Buyer.

          Section 5.13. No Company Triggering Event. Prior to the Effective Time, the Company shall not cause a Triggering Event (as defined in the Company’s articles of incorporation, as amended to the date hereof) to occur other than the occurrence of a Triggering Event upon the termination of the Apple Affiliate Agreements after the Company Shareholder Approval has been obtained and upon the consummation of the Merger in accordance with the terms of this Agreement.

          Section 5.14. Surviving Corporation Organizational Documents. Prior to the Effective Time, Acquisition Sub shall amend its certificate of incorporation and bylaws such that, at the Effective Time, the certificate of incorporation and bylaws of Acquisition Sub shall be in the form set forth on Schedule 5.14 attached hereto, with such changes thereto that would not adversely affect the rights of the Surviving Corporation Preferred Stock or the holders thereof.

ARTICLE VI
CONDITIONS PRECEDENT

          Section 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of the Parties to effect the Merger and to consummate the other Contemplated Transactions is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

                    (a) The Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

                    (b) Form S-4 Effectiveness. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

                    (c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect.

                    (d) Certain Actions and Consents. All material actions by or in respect of or filings with any Governmental Entity required for the consummation of the Merger or any of the other Contemplated Transactions shall have been obtained or made, and any waiting period under Applicable Laws shall have expired or been terminated.

          Section 6.2. Conditions to Obligations of Buyer and Acquisition Sub. The obligations of Buyer and Acquisition Sub to effect the Merger and to consummate the other Contemplated Transactions are further subject to each of the following conditions:

                    (a) Representations and Warranties. (i) Except for the representations and warranties referred to in clause (ii) below, the representations and warranties of the Company set forth in this Agreement, without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein, shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except to the extent the representation or warranty is expressly limited by its terms to another date, in which case such representation or warranty shall be true and correct as of such other date, without giving effect to any such materiality or Company Material Adverse Effect qualifications), except where the failure or failures of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Section 3.1(c) shall be true and correct in all material respects and the representations and warranties set forth in clause (i) of Section 3.1(f) shall be true and correct in all respects, in each case, as of the Closing Date, as though made on and as of the Closing Date (except to the extent the representation or warranty is expressly limited by its terms to another date, in which case such representation or warranty shall be true and correct as of such other date) and (iii) Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

                    (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

                    (c) Absence of Changes. From the date of this Agreement through the Effective Time, there shall not have occurred any circumstance, development, effect, event or change that, individually or in the aggregate with all other circumstances, developments, effects, events and changes, has had or would reasonably be expected to have a Company Material Adverse Effect, and Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

                    (d) Apple Transfers. The Apple Transfers (other than the transfer pursuant to the AFM Transfer Agreement) shall have been consummated in accordance with the applicable Apple Transfer Agreements and the AFM Transfer Agreement shall be in full force and effect.

                    (e) Termination of Related Party Transactions. Each Apple Affiliate Agreement and all other Related Party Transactions (other than the Apple Transfer Agreements and the indemnification obligations under the Organizational Documents of the Company) shall have been terminated without any payment or further obligation required on the part of the Company, any of its Subsidiaries or any Buyer Party and otherwise on the terms set forth in clause (i) of Section 5.7(a).

                    (f) REIT Opinion. Buyer shall have received a written opinion of McGuireWoods LLP, counsel to the Company, substantially in the form attached hereto as Exhibit D and dated as of the Closing Date, which opinion will be based on factual representations contained in an officer’s certificate executed by the Company in the form of Exhibit E.

                    (g) Receipt of Payoff Letter. At or prior to the Effective Time, Wells Fargo Bank, National Association, as administrative agent under the Line of Credit Agreement, shall have provided the Company with a “payoff” letter acknowledging that, subject to the repayment of the aggregate principal amount outstanding under the Line of Credit Agreement, together with all interest accrued and any other fees or expenses payable thereunder, (i) the Line of Credit Agreement shall be terminated, (ii) any and all Liens held by Wells Fargo Bank, National Association or any other collateral agent under the Line of Credit Agreement shall be released and (iii) the Company and its Subsidiaries shall be released from any and all liabilities and obligations under the Line of Credit Agreement and any related guaranties (other than any obligations under any indemnification or similar provision that survive such termination). The Company shall have delivered to Buyer a true, correct and complete copy of such “payoff” letter to Buyer at or prior to the Effective Time.

                    (h) Defeasance of Hillsboro Note. The borrower under that certain Promissory Note, dated December 1, 2004, in the principal amount of $6,800,000 executed and delivered by Portland West Cym Hotel, LLC (as amended, restated or otherwise modified from time to time, the “Hillsboro Note”) shall have obtained defeasance under the Hillsboro Note, and the Property (as defined in the Hillsboro Note) shall have been released from the Lien of the Instrument (as defined in the Hillsboro Note) and the other Loan Documents (as defined in the Instrument). The Company shall have delivered to Buyer true, correct and complete copies of all documents and instruments relating to the defeasance of the Hillsboro Notes and the release of the Property.

                    (i) Exercise of Dissenters’ Rights. Holders of not more than five percent (5%) of the issued and outstanding Units or Series B Convertible Shares shall have demanded appraisal of their Units or Series B Convertible Shares, as the case may be, in accordance with the VSCA.

                    (j) The Company shall have provided a duly executed certificate in the form of Exhibit F certifying that the Shares are not “United States real property interests” as defined in Section 897 of the Code.

          Section 6.3. Conditions to Obligation of the Company. The obligations of the Company to effect the Merger and to consummate the other Contemplated Transactions are further subject to each of the following conditions, any one or more of which may be waived by the Company:

                    (a) Representations and Warranties. (i) Except for the representations and warranties referred to in clause (ii) below, the representations and warranties of Buyer and Acquisition Sub set forth in this Agreement, without giving effect to any materiality or Buyer Material Adverse Effect qualifications set forth therein, shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except to the extent the representation or warranty is expressly limited by its terms to another date, in which case such representation or warranty shall be true and correct as of such other date, without giving effect to any such materiality or Buyer Material Adverse Effect qualifications), except where the failure or failures of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect; (ii) the representations and warranties of Buyer and Acquisition Sub set forth in Sections 3.2(d), 3.2(e) and 3.2(f) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent the representation or warranty is expressly limited by its terms to another date, in which case such representation or warranty shall be true and correct as of such other date) and (iii) the Company shall have received a certificate signed on behalf of Buyer by the chief executive officer or the chief financial officer of Buyer to such effect.

                    (b) Performance of Obligations of Buyer and Acquisition Sub. Buyer and Acquisition Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate of Buyer signed on behalf of Buyer by the chief executive officer or the chief financial officer of Buyer to such effect.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

          Section 7.1. Termination. Subject to the provisions of this Article VII, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval is obtained:

                    (a) by mutual written consent duly authorized by the respective Boards of Directors of Buyer and the Company;

                    (b) by Buyer, by written notice to the Company, if Buyer and Acquisition Sub are not in material breach of this Agreement and there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would be incapable of being satisfied by the Outside Date;

                    (c) by the Company, by written notice to Buyer, if the Company is not in material breach of this Agreement and there has been a breach of any representation, warranty, covenant or agreement on the part of Buyer or Acquisition Sub set forth in this Agreement, or if any representation or warranty of Buyer or Acquisition Sub shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would be incapable of being satisfied by the Outside Date;

                    (d) by either Buyer or the Company, by written notice to the other, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

                    (e) by either Buyer or the Company, by written notice to the other, if the Merger shall not have been consummated on or before the Outside Date; provided, however, that a Party that has willfully and materially breached a representation, warranty or covenant of such Party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(e);

                    (f) by either Buyer or the Company, by written notice to the other, if, upon a vote at a duly held Company Shareholders Meeting, including any adjournment or postponement thereof, the Company Shareholder Approval shall not have been obtained;

                    (g) by the Company, prior to obtaining the Company Shareholder Approval, if (i) the Board of Directors of the Company shall have withdrawn or modified in compliance with Section 5.4 hereof in any manner adverse to Buyer its approval of the Merger or this Agreement in connection with the approval and recommendation of a Superior Proposal, (ii) the Company has not breached any of its obligations under Section 5.4 in any material respect and (iii) the Company has paid to Buyer or its designee the Company Termination Fee and the Buyer Expenses pursuant to Section 7.2(c) (any purported termination pursuant to this Section 7.1(g) shall be void and of no force or effect unless the Company shall have made such payments);

                    (h) by Buyer, by written notice to the Company, if (i) the Board of Directors of the Company shall have made a Change of Recommendation, (ii) the Company shall have entered into an Alternative Acquisition Agreement, (iii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company (other than by Buyer or Acquisition Sub) shall have been commenced prior to obtaining the Company Shareholder Approval and the Board of Directors of the Company shall have failed to recommend against acceptance of such tender offer or exchange offer by its shareholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (iv) the Company or the Board of Directors of the Company shall have publicly announced its intention to do any of the foregoing; or

                    (i) by the Company, by written notice to Buyer, if (i) all of the conditions set forth in Sections 6.1 and 6.2 shall have been satisfied or waived by Buyer (other than those that are satisfied by action taken at the Closing (including the conditions set forth in Sections 6.2(d), 6.2(e) and 6.2(h))), (ii) on or after the date the Closing should have occurred pursuant to Section 1.2, the Company has delivered notice to Buyer to the effect that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived by Buyer (other than those that are satisfied by action taken at the Closing (including the conditions set forth in Sections 6.2(d), 6.2(e) and 6.2(h)); provided that such conditions to be satisfied by action taken at the Closing are capable of being satisfied as of the date of such notice) and that the Company is prepared to consummate the Closing, and (iii) Buyer fails to consummate the Closing by the third Business Day after the delivery of the notice in clause (ii) of this Section 7.1(i), and the Company was prepared to consummate the Closing on each Business Day of such three Business Day period.

          Section 7.2. Fees and Expenses.

                    (a) If the Merger and the other Contemplated Transactions are not consummated, except as otherwise specified in this Agreement or agreed in writing by the Parties, all out-of-pocket costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such cost or expense.

                    (b) If the Merger and the other Contemplated Transactions are consummated in accordance with this Agreement, all out-of-pocket costs and expenses incurred by the Parties in connection with this Agreement and the Contemplated Transactions, that have not been paid prior to the Closing, shall be paid by the Surviving Corporation; provided, however, that the Company shall not have incurred Company Transaction Expenses greater than the amounts set forth on Schedule 4.2(bb) to the Company Disclosure Letter.

                    (c) In the event that:

                    (i) a bona fide Acquisition Proposal (substituting “20%” for “15%” in the definition thereof) shall have been received by the Company or any of its Subsidiaries or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal (substituting “20%” for “15%” in the definition thereof) with respect to the Company or any of its Subsidiaries and thereafter this Agreement is terminated by either Buyer or the Company pursuant to Section 7.1(e) or 7.1(f);

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(g); or

(iii) this Agreement is terminated by Buyer pursuant to Section 7.1(b) or Section 7.1(h);

then the Company shall immediately prior to or concurrently with a termination pursuant to Section 7.1(g), and otherwise promptly, but in no event later than three Business Days after the date of such termination, pay as directed by Buyer the Company Termination Fee and shall, with respect to any termination of this Agreement referred to in this Section 7.2(c), promptly, but in no event later than three Business Days after being notified of such by

Buyer, pay as directed by Buyer all of the documented reasonable out-of-pocket expenses incurred by or on behalf of Buyer or Acquisition Sub in connection with this Agreement and the Contemplated Transactions (including the related financing) up to a maximum amount of $5,000,000 (the “Buyer Expenses”), in each case payable by wire transfer of immediately available funds; provided, however, that, in the case of a termination of this Agreement by either Buyer or the Company pursuant to Section 7.1(e), the Company Termination Fee and the Buyer Expenses and, in the case of a termination of this Agreement by either Buyer or the Company pursuant to Section 7.1(f), the Company Termination Fee shall not be payable pursuant to clause (i) of this Section 7.2(c) unless and until within twelve months following such termination the Company or any of its Subsidiaries shall have entered into an agreement with respect to, or shall have approved or recommended to the Company’s shareholders, an Acquisition Proposal or an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in clause (i) and substituting “50%” for “15%” in the definition thereof). “Company Termination Fee” shall be an amount equal to $20,000,000.

                    (d) In the event of termination of this Agreement pursuant to Section 7.1(c) or Section 7.1(i), then Buyer shall pay or cause to be paid to the Company as promptly as reasonably practicable (and, in any event, within three Business Days following such termination), the Buyer Termination Fee and shall promptly, but in no event later than three Business Days after being notified of such by the Company, pay all of the documented reasonable out-of-pocket expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions up to a maximum amount of $5,000,000 (the “Company Expenses”). “Buyer Termination Fee” shall be an amount equal to $35,000,000. In the event that Buyer is obligated to pay the Buyer Termination Fee or any Company Expenses pursuant to the immediately preceding sentence of this Section 7.2(d), Buyer shall instruct the escrow agent to pay to the Company from the Buyer Termination Fee and the Company Expenses deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Buyer Termination Fee and the Company Expenses and (ii) the sum of (1) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) or 856(c)(3)(A)-(I) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants, plus (2) in the event the Company receives either (A) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS described below in this Section 7.2(d) or (B) an opinion from the Company’s outside legal counsel as described below in this Section 7.2(d), an amount equal to the Buyer Termination Fee and the Company Expenses less the amount payable under clause (1) above. To secure Buyer’s obligation to pay these amounts, Buyer shall deposit into escrow an amount in cash equal to the Buyer Termination Fee and any Company Expenses with an escrow agent selected by the Company and on such terms (subject to this Section 7.2(d)) as shall be mutually agreed upon by the Company and the escrow agent. The payment or deposit into escrow of the Buyer Termination Fee and any Company Expenses by Buyer pursuant to this Section 7.2(d) shall be made at the time Buyer is obligated to pay the Company such amounts pursuant to this Section 7.2(d) by wire transfer of immediately available funds. The escrow agreement shall provide that the Buyer Termination Fee and the Company Expenses in escrow or any portion thereof shall not be released to the Company unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent certified public accountant indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Company’s accountants revising that amount, in which case the escrow agent shall release such amount to the Company, or (ii) a letter from the Company’s counsel indicating that the Company received a ruling from the Internal Revenue Service holding that the receipt by the Company of the Buyer Termination Fee and the Company Expenses would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or, alternatively, the Company’s outside legal counsel has rendered a legal opinion to the effect that the receipt by the Company of the Buyer Termination Fee and the Company Expenses would constitute Qualifying Income, would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or would not otherwise disqualify the Company as a REIT), in which case the escrow agent shall release the remainder of the Buyer Termination Fee and the Company Expenses to the Company. Buyer and Acquisition Sub agree to amend this Section 7.2(d) at the reasonable request of the Company in order to (x) maximize the portion of the Buyer Termination Fee and the Company Expenses that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Company’s chances of securing a favorable ruling described in this Section 7.2(d) or (z) assist the Company obtaining a favorable legal opinion from its outside legal counsel as described in this Section 7.2(d). The escrow agreement shall also provide that any portion of the Buyer Termination Fee and the Company Expenses held in escrow for five years shall be released by the escrow agent to the Company. Any costs and expenses of the escrow agent shall be borne solely by the Company. Buyer shall not be a party to the escrow agreement and shall not bear any cost of or have any liability resulting from the escrow agreement.

                    (e) The Parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the Contemplated Transactions, that the damages resulting from the failure of the Contemplated Transactions to be consummated in the circumstances in which the Company Termination Fee and the Buyer Expenses or the Buyer Termination Fee and the Company Expenses, as applicable, are payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to this Section 7.2 are a reasonable forecast of the actual damages which may be incurred and constitute liquidated damages and not a penalty, and that without these agreements, the Parties would not have entered into this Agreement. If a Party fails to pay a termination fee that it is required to pay under this Section 7.2, and, in order to obtain payment, the Party to whom the fee is owed brings suit which results in a judgment against the defaulting Party, the defaulting Party shall pay the costs and expenses of the Party bringing suit (including attorneys’ fees), together with interest from the date of termination of this Agreement on all of the amounts owed at the prime rate of Bank of America, N.A., in effect from time to time during such period plus two percent (2%).

          Section 7.3. Effect of Termination. In the event of termination of this Agreement by either the Company or Buyer as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any of its Affiliates or Representatives), except that (i) the provisions of Section 7.2 (other than Section 7.2(b)), this Section 7.3 and Article VIII and the indemnification and reimbursement provisions contained in the next to last sentence of Section 5.9(b), the Limited Guaranty and the

Confidentiality Agreement shall survive the termination of this Agreement, and (ii) subject to Section 7.2(d) and Section 8.8, no termination shall relieve any Party from any liability to another Party for any willful and material breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          Section 7.4. Amendment. This Agreement may be amended by the Parties in writing by action of their respective Boards of Directors or comparable governing bodies at any time before or after the Company Shareholder Approval is obtained and prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no such amendment, modification or supplement shall be made which by Applicable Law would require further approval by the shareholders of the Company without such approval.

          Section 7.5. Extension; Waiver. At any time prior to the Effective Time, each of the Company and Buyer may, subject to Applicable Law (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.4, waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII
GENERAL PROVISIONS

          Section 8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the Parties contained in Article II, Section 5.7(b) or Section 5.8 which by its terms contemplates performance after the Effective Time.

          Section 8.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and delivered personally, sent by overnight courier (providing proof of delivery) or sent by telecopy (providing confirmation of transmission) (provided that if given by telecopy such notice, request, claim, demand or other communication shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein) at the following addresses or telecopy numbers (or at such other address or telecopy number for a Party as shall be specified by like notice):

(a)	if to Buyer or Acquisition Sub to:
c/o Blackstone Real Estate Partners VII L.P.
345 Park Avenue
New York, New York 10154
	Attn:	William Stein
Brian Kim
	Fax:	(212) 583-5726

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
	Attn:	Brian M. Stadler, Esq.
	Fax:	(212) 455-2502

(b)	if to the Company:

Apple REIT Six, Inc.
814 East Main Street
Richmond, Virginia 23219
	Attn:	Glade M. Knight
	Fax:	(804) 344-8129

with a copy to (which shall not constitute notice):

McGuireWoods LLP
901 East Cary Street
One James Center
Richmond, Virginia 23219
	Attn:	David W. Robertson, Esq.
	Fax:	(804) 775-1061

          All notices, requests, claims, demands and other communications shall be deemed given to the receiving Party only when actually received, if delivered personally; on the next Business Day after deposit with an overnight courier, if sent by overnight courier; or upon confirmation of successful transmission if sent by telecopy.

          Section 8.3. Interpretation.

          When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

          Section 8.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile transmission (including the e-mail delivery of documents in Adobe PDF format) of any signed original counterpart or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

          Section 8.5. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other agreements entered into in connection with the Contemplated Transactions, including the Confidentiality Agreement and the Limited Guarantee (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties and their respective Affiliates with respect to the subject matter hereof and thereof, and (b) except for the provisions in Section 5.8, are not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third party beneficiaries under Section 5.8 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of the risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

          Section 8.6. Governing Law and Venue; Waiver of Jury Trial.

                    (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (except (i) to the extent the mandatory provisions of Virginia law are applicable and (ii) that Virginia law governs the fiduciary duties of the Board of Directors of the Company) without giving effect to the principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                    (b) In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties consents to exclusive jurisdiction in the Court of Chancery of the State of Delaware (and any courts from which appeals from judgments of that court are heard), or to the extent such court does not have subject matter jurisdiction, any federal court located in Delaware (and any courts from which appeals from judgments of that court are heard). Each of the Parties agrees that a final judgment (subject to any appeals therefrom) in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Parties hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objections it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions in any such Delaware state or federal court in accordance with the provisions of this Section 8.6. Each of the Parties irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

                    (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6(C).

          Section 8.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any Party without the prior written consent of the other Party; provided, however, that, prior to the mailing of the Proxy Statement/Prospectus to the Company’s shareholders, Buyer may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a party to the Merger in lieu of Acquisition Sub, in which event all references herein to Acquisition Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Acquisition Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not impede or delay the consummation of Contemplated Transactions. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

          Section 8.8. Specific Performance; Remedies.

                    (a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer and Acquisition Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions of this Agreement. The foregoing rights are in addition to and without any limitation of any other remedy to which Buyer and Acquisition Sub may be entitled at Law or in equity. The Company further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. The Company hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. The Parties agree that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Buyer or Acquisition Sub or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy relating to a breach of this Agreement by Buyer or Acquisition Sub or otherwise, shall be the remedy set forth in Sections 7.2(d); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by Buyer or Acquisition Sub of the last sentence of Section 5.2.

                    (b) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Buyer and Acquisition Sub together for any losses, damages, costs or expenses of the Company relating to the failure of the Contemplated Transactions to be consummated, to a breach of this Agreement by Buyer or Acquisition Sub or otherwise shall be limited to the sum of the Buyer Termination Fee, the amount of any Company Expenses, the payment of any costs and expenses pursuant to Section 7.2(d) and the payment of any indemnification and reimbursement amounts pursuant to the next to last sentence of Section 5.9(b) (the “Liability Limitation”), and in no event shall the Company or any of its Affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the Contemplated Transactions or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. The Company agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Buyer Parties (other than Buyer or Acquisition Sub to the extent provided in this Agreement), through Buyer, Acquisition Sub or otherwise, whether by or through attempting piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Buyer or Acquisition Sub against any Buyer Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Guarantor (but not any other Buyer Party) under and to the extent provided in the Limited Guaranty and subject to the Liability Limitation and the other limitations described therein. Recourse against the Guarantor under the Limited Guaranty shall be the sole and exclusive remedy of the Company and its Affiliates against the Guarantor and any other Buyer Party (other than Buyer or Acquisition Sub to the extent provided in this Agreement) in connection with this Agreement or the Contemplated Transactions or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise. Without limiting the rights of the Company against Buyer or Acquisition Sub hereunder, in no event shall the Company or its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Buyer Party (other than the Guarantor to the extent provided in the Limited Guaranty and subject to the Liability Limitation and the other limitations described therein).

                    (c) None of the officers, directors or shareholders of the Company shall be personally bound or have any personal liability hereunder. Buyer and Acquisition Sub shall look solely to the assets of the Company for satisfaction of any liability of the Company with respect to this Agreement. Buyer and Acquisition Sub will not seek recourse or commence any action against any of the shareholders of the Company or any of their personal assets, and will not commence any action for money judgments against any of the directors or officers of the Company or seek recourse against any of their personal assets, for the performance or payment of any obligation of the Company hereunder.

          Section 8.9. Incorporation. The Company Disclosure Letter and all Exhibits attached hereto and thereto and referred to herein and therein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

          Section 8.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is held invalid or unenforceable by any court of competent jurisdiction, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. Notwithstanding the foregoing, the Parties intend that the remedies and limitations thereon, including Sections 7.2(c), 7.2(d) and 8.8, be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or the Limited Guaranty.

ARTICLE IX
CERTAIN DEFINITIONS

          Section 9.1. Certain Definitions. For purposes of this Agreement:

          “Acquisition Proposal” shall mean any proposal or offer with respect to: (A) any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction, or (B) any direct or indirect sale, lease or other disposition, in each case of clauses (A) and (B) involving 15% or more of the total voting power of any class of equity securities of the Company or 15% or more of the consolidated total revenues or consolidated assets (including equity securities of the Company’s Subsidiaries) of the Company, in each case whether in a single transaction or a series of related transactions, other than the Contemplated Transactions.

          An “Affiliate” of any Person means any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as a trustee or executor, by contract, credit agreement or otherwise.

          “Applicable Law” shall mean all applicable Legal Requirements and Orders, including, without limitation, all applicable rules and regulations of any self-regulatory organization.

          “AAH Transfer Agreement” shall mean that certain membership interest purchase agreement in the form attached hereto as Exhibit G to be entered into by and between the Company and Apple REIT Ten, Inc., pursuant to which, among other matters, the Company shall transfer all of its equity interests in Apple Air Holding LLC to Apple REIT Ten, Inc. immediately prior to the Effective Time.

          “AFM Transfer Agreement” shall mean that certain transfer agreement, dated as of the date of this Agreement, among the Company, Apple Nine Advisors, Inc. and the other signatories thereto, pursuant to which, among other matters, the Company shall transfer Apple Fund Management, LLC to Apple Nine Advisors, Inc. immediately following the Effective Time.

          “Apple Affiliate Agreements” shall mean any of (i) the Advisory Agreement, dated April 23, 2004, between the Company and Apple Six Advisors, Inc. and (ii) the Property Acquisition/Disposition Agreement, dated April 23, 2004, between the Company and Apple Six Realty Group, Inc.

          “Apple Transfers” shall mean (i) the transfer of Apple Fund Management, LLC pursuant to the AFM Transfer Agreement, (ii) the transfer of (A) the Company’s headquarters located in Richmond, Virginia to Apple REIT Nine, Inc. and (B) that certain Office Lease Agreement, dated as of March 17, 2005, between Sundance Square Partners, L.P. and the Company, as amended, in each case, pursuant to the Headquarters Transfer Agreement, and (iii) the transfer of the Company’s equity interests in Apple Air Holding LLC to Apple REIT Ten, Inc. pursuant to the AAH Transfer Agreement.

          “Apple Transfer Agreement” shall mean any of the AAH Transfer Agreement, the AFM Transfer Agreement and the Headquarters Transfer Agreement.

          “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to close.

          “Buyer Material Adverse Effect” shall mean any circumstance, development, effect, event or change that has a material adverse effect on the ability of Buyer and Acquisition Sub to perform their respective obligations under this Agreement, other than any circumstance, development, effect, event or change arising out of or resulting from (a) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect the geographic regions or the hospitality industry, (c) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Contemplated Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, lenders, partners or employees, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (e) earthquakes, hurricanes or other natural disasters or (f) any action taken by Buyer or Acquisition Sub at the request or with the consent of the Company, unless, and to the extent, any circumstance, development, effect, event or change referenced in clauses (b), (d), or (e) affects Buyer and Acquisition Sub in a disproportionate manner as compared to other participants in the hospitality industry and that operate in the geographic regions affected by such circumstance, development, effect, event or change; provided, however, that with respect to any references to Buyer Material Adverse Effect in the representations and warranties set forth in clauses (ii) and (iii) of Section 3.2(b) in this Agreement, the exceptions set forth in clause (c) of this definition will not apply.

          “Buyer Parties” means, collectively, Buyer, Acquisition Sub, the Guarantor or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, shareholders, Affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder, Affiliate, successor or assignee of any of the foregoing.

          “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended from time to time.

          “Class Action” means the class action litigation consolidated under the caption In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, pending in the United States District Court for the Eastern District of New York.

          “Columbus Ground Lease” shall mean that certain Ground Lease Agreement dated September 5, 2002 between Geo. M. Adams Co., as landlord, and Sunbelt–RCG, L.L.C., as tenant, regarding the Residence Inn Columbus, Georgia.

          “Company Balance Sheet” means the balance sheet of the Company at September 30, 2012 included in its Quarterly Report on Form 10-Q for the quarter then ended.

          “Company Disclosure Letter” means the letter, dated the date hereof, previously delivered to Buyer by the Company disclosing certain information in connection with this Agreement.

          “Company Material Adverse Effect” shall mean any circumstance, development, effect, event or change that is materially adverse to the business, properties, assets, financial condition or results of operations of the Company or any of its Subsidiaries, taken as a whole, other than any circumstance, development, effect, event or change arising out of or resulting from (a) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect the hospitality industry, (c) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Contemplated Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, lenders, partners or employees, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (e) earthquakes, hurricanes or other natural disasters or (f) any action taken by the Company or its Subsidiaries at the request or with the consent of any of the Buyer Parties, unless, and to the extent, any circumstance, development, effect, event or change referenced in clauses (b), (d) or (e) affects the Company and its Subsidiaries in a disproportionate manner as compared to other participants in the hospitality industry that operate in the geographic regions affected by such circumstance, development, effect, event or change; provided, however, that with respect to any references to Company Material Adverse Effect in the representations and warranties set forth in clauses (iii) and (iv) of Section 3.1(d) of this Agreement, the exceptions set forth in clause (c) of this definition will not apply.

          “Confidentiality Agreement” means the letter agreement between Buyer and the Company dated as of September 18, 2012.

          “Contemplated Transactions” shall mean the Merger and the other transactions contemplated by this Agreement, including the Apple Transfers.

          “Contract” shall mean any agreement, contract, note, loan, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, mortgage, franchise agreement, undertaking, covenant not to compete, employment agreement, license, lease, instrument, obligation or commitment (whether written or oral and whether express or implied).

          “Fort Worth Note” shall mean that certain Promissory Note dated September 14, 2012 in the principal amount of $18,300,000 executed and delivered by Apple Six SPE Fort Worth, Inc.

          “Governmental Entity” shall mean any governmental body, whether federal, state, local, municipal, foreign or other government, or governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), any self-regulatory organization and any arbitral or similar forum.

          “Headquarters Transfer Agreement” shall mean that certain headquarters transfer agreement, dated as of the date of this Agreement, between the Company and Apple REIT Nine, Inc., pursuant to which, among other matters, the Company shall transfer its headquarters located in Richmond, Virginia to Apple REIT Nine, Inc. immediately prior to the Effective Time.

          “Intellectual Property” means all U.S., state and foreign (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers and all goodwill associated therewith and symbolized thereby, and the registrations and applications for registration thereof, (iii) copyrightable works, copyrights, inventions, discoveries, processes, technologies, software, databases and related items and the registrations and applications for registration thereof and (iv) trade secrets under Applicable Law, including confidential and proprietary information and know-how.

          “Investigation” means the investigation of the Company and certain other Persons by the Division of Enforcement of the SEC in the proceeding with File No. HO-11082.

          “Knowledge” where used herein with respect to (i) the Company shall mean the actual knowledge of any of the Persons named in Schedule 9.1(a) to the Company Disclosure Letter and (ii) Buyer shall mean the actual knowledge of any of the Persons named in Schedule A hereto. “Knowledge” shall not include the “constructive” or deemed knowledge of any such Persons, or the existence of facts or circumstances which might constitute “reason to know” by such Person or which might lead to the conclusion that such Person “should have known” unless, in any such case, such Person has actual knowledge of, or has otherwise received written notice of, the matter in question.

          “Legal Requirement” shall mean any legal requirement (including any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty, or any rule or regulation) of any Governmental Entity.

          “Line of Credit Agreement” means that certain Credit Agreement, dated as of September 8, 2011, by and among Apple Six Hospitality, Inc., as borrower, the financial institutions party thereto, as lenders, and Wells Fargo Bank, National Association, as administrative agent.

          “Order” shall mean any award, decision, injunction, judgment or order, by any agency or other Governmental Entity or by any arbitrator.

          “Ordinary Course of Business” shall mean, with respect to an action, that such action is consistent with the past practices of the Person taking such action and is taken in the ordinary course of the normal operations of such Person.

          “Outside Date” means May 29, 2013.

          “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

          “Release and Indemnification Agreement” means that certain Release and Indemnification Agreement, dated as of the date hereof, by and among the Company, Buyer, Acquisition Sub and the other parties thereto.

          “Representatives” means, (i) when used with respect to Buyer, the directors, officers, employees, agents, financial advisors, attorneys, accountants, brokers, financing sources, and other advisors or representatives of Buyer or its Subsidiaries and (ii) when used with respect to the Company, the directors, officers, employees, agents, financial advisors, attorneys, accountants, brokers, and other advisors or representatives of the Company or its Subsidiaries.

          “Shares” means the issued and outstanding Units and the issued and outstanding Series B Convertible Shares on an as-converted basis in accordance with clause (x) of Section 5.2(e) of the Company’s articles of incorporation.

          “Stock Incentive Plans” means those stock incentive plans and option plans of the Company as listed on Schedule 9.1(b) to the Company Disclosure Letter.

          “Subsidiary” of a Person shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary) owns any capital stock or other equity interests of such entity.

          “Superior Proposal” shall mean a written bona fide Acquisition Proposal involving more than 50% of the total voting power of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole that the Board of Directors of the Company has determined in its good faith judgment, after consultation with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Contemplated Transactions after taking into account (A) any changes to the terms of this Agreement proposed by Buyer and any other information provided by Buyer (including pursuant to Section 5.4(e) of this Agreement), (B) the likelihood and timing of consummation (as compared to the Contemplated Transactions) and (C) all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and the identity of the Person making such proposal.

          “TRS” means a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

          Section 9.2. Other Defined Terms. For purposes of this Agreement, the following terms have the respective meanings set forth in the section referenced opposite such term:

Defined Term	Section

Acquisition Sub	Heading
Agreement	Heading
Aggregate Option Payment Value	Section 2.1(b)
Alternative Acquisition Agreement	Section 5.4(e)(ii)
Articles of Merger	Section 1.3
Buyer	Heading
Buyer Expenses	Section 7.2(c)
Buyer Termination Fee	Section 7.2(d)
CapEx Budget	Section 4.2(h)
Cash Consideration	Section 2.1(a)(i)
Certificate of Merger	Section 1.3
Change of Recommendation	Section 5.4(e)(i)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(f)
Columbus Acquisition Transaction	Section 5.12
Columbus Property	Section 5.12
Commitment	Section 4.2(h)
Common Shares	Section 3.1(c)
Company	Heading
Company Expenses	Section 7.2(d)
Company Financial Statement Date	Section 3.1(f)
Company Intellectual Property	Section 3.1(u)
Company Option	Section 2.1(b)
Company Properties	Section 3.1(n)(i)
Company Recommendation	Section 3.1(d)(ii)
Company SEC Documents	Section 3.1(e)(i)
Company Shareholder Approval	Section 3.1(d)(i)
Company Shareholders Meeting	Section 5.1(a)
Company Termination Fee	Section 7.2(c)
Company Transaction Expenses	Section 4.2(bb)
Debt Commitment Letter	Section 3.2(c)
Debt Financing	Section 3.2(c)
DGCL	Section 1.1
Dissenting Shares	Section 2.2(g)
Effective Time	Section 1.3
Encumbrances	Section 3.1(n)(i)
Environmental Laws	Section 3.1(m)
Equity Commitment Letter	Section 3.2(c)
Equity Consideration	Section 2.1(a)(i)
Equity Financing	Section 3.2(c)
Exchange Act	Section 3.1(d)(iv)

Defined Term	Section

Exchange Agent	Section 2.2(a)
FCPA	Section 3.1(k)(iii)
Financing	Section 3.2(c)
Financing Commitments	Section 3.2(c)
Form S-4	Section 5.1(a)
Franchise Agreements	Section 3.1(n)(iii)
GAAP	Section 3.1(e)(ii)
Guarantor	Recitals
Hazardous Substance	Section 3.1(m)
Hillsboro Note	Section 6.2(h)
Indemnified Parties	Section 5.8(a)
Insurance Cap Amount	Section 5.8(b)
Lease Documents	Section 3.1(n)(ii)
Leased Properties	Section 3.1(n)(ii)
Liability Limitation	Section 8.8(b)
Liens	Section 3.1(b)
Limited Guaranty	Recitals
Management Agreement Documents	Section 3.1(n)(iv)
Material Contracts	Section 3.1(l)(i)(Q)
Merger	Section 1.1
Merger Consideration	Section 2.1(a)(i)
Organizational Documents	Section 3.1(q)(ii)
Other Preferred Shares	Section 3.1(c)
Owned Hotels	Section 3.1(n)(i)
Owned Real Properties	Section 3.1(n)(i)
Parties	Heading
Party	Heading
Permits	Section 3.1(k)(i)
Permitted Encumbrances	Section 3.1(n)(i)
Plan of Merger	Section 1.1
Proxy Statement/Prospectus	Section 5.1(a)
Qualifying Income	Section 7.2(d)
REA	Section 3.1(n)(i)
Related Party Transactions	Section 3.1(l)(iii)
REIT	Section 3.1(h)(ii)
Requisite Buyer Vote	Section 3.2(b)(i)
SEC	Section 3.1(d)(iv)
SEC Filings	Section 3.1(p)
Securities Act	Section 3.1(e)(i)
Series A Preferred Shares	Section 3.1(c)
Series B Convertible Shares	Section 3.1(c)
Surviving Corporation	Section 1.1
Surviving Corporation Fund	Section 2.2(b)
Surviving Corporation Preferred Stock	Section 2.1(a)(i)
Takeover Statute	Section 3.1(w)

Defined Term	Section

Taxes	Section 3.1(h)(i)
Tax Protection Agreements	Section 3.1(h)(xi)
Tax Return	Section 3.1(h)(i)
Third Party Consents	Section 5.3(a)
Transfer and Gains Taxes	Section 5.6
Units	Section 3.1(c)
Voting Agreement	Recitals
VSCA	Section 1.1

          IN WITNESS WHEREOF, Buyer, Acquisition Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

APPLE REIT SIX, INC.

By:	/s/ Glade M. Knight

Name: Glade M. Knight
Title: Chairman and Chief Executive Officer

BRE SELECT HOTELS HOLDINGS LP

By:	Blackstone Real Estate Associates VII L.P., its general partner

By:	BREA VII L.L.C., its general partner

By:	/s/ A. J. Agarwal

Name: A. J. Agarwal
Title: Senior Managing Director

BRE SELECT HOTELS CORP

By:	/s/ Brian Kim

Name: Brian Kim
Title: Vice President, Secretary and Managing Director